FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month August, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Notice of Annual General Meeting
2.	Legend attached to the Notice sent to ADS holders

August 4, 2022

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

This is with reference to our letter dated June 28, 2022, regarding convening of the Twenty-Eighth Annual General Meeting (AGM) of the Members of ICICI Bank Limited (the Bank) on Tuesday, August 30, 2022 at 3:00 p.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

We wish to inform you that the Notice of the AGM and Annual Report 2021-22 to be sent to the American Depository Shares (ADS) holders have been uploaded on the website of the Bank and can be accessed through the link https://www.icicibank.com/aboutus/annual.html. Additionally, provision for email delivery of the Annual Report, Notice and relevant enclosures to ADS holders is also being initiated in coordination with the overseas depository bank, Deutsche Bank Trust Company Americas (DBTCA).

We are enclosing for your information and records a copy of the Notice of the AGM of the Bank. The said Notice has an additional legend attached which is being provided to the ADS holders for information purpose only.

The brief details of the Ordinary and Special Business to be transacted at the AGM are given in Annexure.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

Yours sincerely,

For ICICI Bank Limited

 /s/ Vivek Ranjan

Vivek Ranjan

Chief Manager

Encl: As above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Annexure

Brief details of the Business to be transacted at the Twenty-Eighth AGM of the Bank through remote e-voting prior to the AGM and e-voting during the AGM

Sr. No.	Resolution	Type of Resolution (Ordinary/ Special)
Ordinary Business
1	Adoption of Financial Statements for the financial year ended March 31, 2022	Ordinary
2	Declaration of dividend on equity shares	Ordinary
3	Re-appointment of Mr. Sandeep Batra (DIN: 03620913), who retires by rotation and, being eligible, offers himself for re-appointment	Ordinary
4	Re-appointment of M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) as one of the Joint Statutory Auditors of the Bank	Ordinary
5	Re-appointment of M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) as one of the Joint Statutory Auditors of the Bank	Ordinary
Special Business
6	Re-appointment of Ms. Neelam Dhawan (DIN: 00871445) as an Independent Director of the Bank	Special
7	Re-appointment of Mr. Uday Chitale (DIN: 00043268) as an Independent Director of the Bank	Special
8	Re-appointment of Mr. Radhakrishnan Nair (DIN: 07225354) as an Independent Director of the Bank	Special
9	Appointment of Mr. Rakesh Jha (DIN: 00042075) as a Director of the Bank	Ordinary
10	Appointment of Mr. Rakesh Jha (DIN: 00042075) as a Wholetime Director (designated as Executive Director) of the Bank	Ordinary
11	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer	Ordinary
12	Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962), Executive Director	Ordinary
13	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director	Ordinary
14	Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578), erstwhile Executive Director	Ordinary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

15	Material Related Party Transactions for Current account deposits	Ordinary
16	Material Related Party Transactions for subscription of securities issued by Related Parties and purchase of securities from Related Parties	Ordinary
17	Material Related Party Transactions for sale of securities to Related Parties	Ordinary
18	Material Related Party Transactions for fund based and non-fund based credit facilities	Ordinary
19	Material Related Party Transactions for repurchase (repo) transactions and other permitted short-term borrowing transactions	Ordinary
20	Material Related Party Transactions of reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions	Ordinary
21	Material Related Party Transactions for availing manpower services for certain activities of the Bank from Related Party	Ordinary
22	Material Related Party Transactions for availing insurance services from Related Party	Ordinary
23	Approval and adoption of ‘ICICI Bank Employees Stock Unit Scheme - 2022’	Special
24	Approval of grant of Units to the eligible employees of select unlisted wholly owned subsidiaries under ‘ICICI Bank Employees Stock Unit Scheme - 2022’	Special

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722286 Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-26538900, Fax: 022-26531228

Website: www.icicibank.com, E-mail: companysecretary@icicibank.com

NOTICE TO AMERICAN DEPOSITARY SHARES (“ADS”) HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/ or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank’s request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the “Board”), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court’s judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

Annual Report 2021-22

NOTICE

NOTICE is hereby given that the Twenty-Eighth Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held through Video Conferencing/ Other Audio Visual Means (VC/OAVM) on Tuesday, August 30, 2022 at 3:00 p.m. IST to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the standalone and consolidated financial statements for the financial year ended March 31, 2022 together with the Reports of the Directors and the Auditors thereon.

2.	To declare dividend on equity shares.

3.	To appoint a director in place of Mr. Sandeep Batra (DIN: 03620913), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India (RBI) guidelines and subject to such regulatory approvals as may be required, M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) be re-appointed as one of the Joint Statutory Auditors of the Company, to hold office from the conclusion of this Meeting till the conclusion of the Twenty- Ninth Annual General Meeting of the Company at an overall remuneration of ₹ 53.0 million, plus out-of-pocket expenses upto a maximum of ₹ 3.0 million to be allocated between M/s M S K A & Associates and other Joint Statutory Auditor as may be mutually agreed between the Company and the Joint Statutory Auditors, depending upon their respective scope of work and goods and services tax and such other tax(es) as may be applicable towards audit fees for FY2023.

5.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India (RBI) guidelines and subject to such regulatory approvals as may be required, M/s KKC & Associates LLP, Chartered

Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) be re-appointed as one of the Joint Statutory Auditors of the Company, to hold office from the conclusion of this Meeting till the conclusion of the Twenty-Ninth Annual General Meeting of the Company at an overall remuneration of ₹ 53.0 million, plus out-of-pocket expenses upto a maximum of ₹ 3.0 million to be allocated between M/s M S K A & Associates and M/s KKC & Associates LLP (formerly M/s Khimji Kunverji & Co LLP) as may be mutually agreed between the Company and the Joint Statutory Auditors, depending upon their respective scope of work and goods and services tax and such other tax(es) as may be applicable towards audit fees for FY2023.

SPECIAL BUSINESS

6.	To consider and, if thought fit, to pass, the following

Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Ms. Neelam Dhawan (DIN: 00871445), who was appointed at the Twenty-Fourth Annual General Meeting as an Independent Director of the Bank up to January 11, 2023 and who is eligible for being re-appointed as an Independent Director and in respect of whom the Bank has received a notice in writing from a Member proposing her candidature for the office of Director, be and is hereby re-appointed as an Independent Director of the Bank, not liable to retire by rotation, for a second term of three consecutive years commencing from January 12, 2023 to January 11, 2026.

7.	To consider and, if thought fit, to pass, the following

Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014, and the

Annual Report 2021-22

NOTICE

Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Mr. Uday Chitale (DIN: 00043268), who was appointed at the Twenty-Fourth Annual General Meeting as an Independent Director of the Bank up to January 16, 2023 and who is eligible for being re-appointed as an Independent Director and in respect of whom the Bank has received a notice in writing from a Member proposing his candidature for the office of Director, be and is hereby re-appointed as an Independent Director of the Bank, not liable to retire by rotation, for a second term commencing from January 17, 2023 to October 19, 2024.

8.	To consider and, if thought fit, to pass, the following

Resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, 160, read with Schedule IV and all other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and other applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India from time to time, Mr. Radhakrishnan Nair (DIN: 07225354), who was appointed at the Twenty Fourth Annual General Meeting as an Independent Director of the Bank up to May 1, 2023 and who is eligible for being re-appointed as an Independent Director and in respect of whom the Bank has received a notice in writing from a Member proposing his candidature for the office of Director, be and is hereby re-appointed as an Independent Director of the Bank, not liable to retire by rotation, for a second term of three consecutive years commencing from May 2, 2023 to May 1, 2026.

9.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT Mr. Rakesh Jha (DIN: 00042075) in respect of whom the Bank has received notice in writing under Section 160 of the Companies Act,

2013 from a Member proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Bank, liable to retire by rotation.

10.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and subject to the approval of Reserve Bank of India (RBI), the appointment of Mr. Rakesh Jha (DIN: 00042075) as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 1, 2022 or the date of approval of his appointment by RBI, whichever is later on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by RBI, be and is hereby approved:

Salary:

₹ 2,377,380 per month

Supplementary Allowance:

₹ 1,688,831 per month

Perquisites:

•	Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) like the benefit of the Company's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and Rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits and other such perquisites and benefits as applicable to Executive Directors of the Bank. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

•	Provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme/s and rule/s

NOTICE

applicable to retired Wholetime Directors of the Bank or the members of the staff, as the case may be, from time to time, for the aforesaid benefits.

Bonus:

An amount upto the maximum limit permitted under the Reserve Bank of India (RBI) guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. Jha and his designation during his tenure as wholetime Director of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Jha shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do a II such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the said appointment as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

11.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration for Mr. Sandeep

Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer (MD & CEO) on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by RBI, where applicable, be and is hereby approved:

Salary:

(a)	₹ 2,619,100 per month with effect from April 1, 2021 to March 31, 2022

(b)	₹ 2,776,250 per month with effect from ApriI 1, 2022

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits,provident fund, superannuation fund, gratuity and other retirement benefits,in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

(a)	₹ 1,795,750 per month with effect from April 1, 2021 to March 31, 2022

(b)	₹ 1,903,495 per month with effect from April 1, 2022

Bonus:

An amount upto the maximum limit permitted under the Reserve Bank of India (RBI) guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Annual Report 2021-22

NOTICE

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bakhshi and his designation during his tenure as MD & CEO of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

12.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration for Mr. Anup Bagchi (DIN: 00105962),Executive Director, on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by RBI, where applicable, be and is hereby approved:

Salary:

(a)	₹ 2,242,810 per month with effect from April 1, 2021 to March 31, 2022

(b)	₹ 2,377,380 per month with effect from April 1, 2022

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In Iine with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residentiaI property,the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

(a)	₹ 1,593,237 per month with effect from April 1, 2021 to March 31, 2022

(b)	₹ 1,688,831 per month with effect from April 1, 2022

Bonus:

An amount upto the maximum limit permitted under the Reserve Bank of India (RBI) guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Bagchi and his designation during his tenure as wholetime Director of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bagchi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

NOTICE

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

13.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration for Mr. Sandeep Batra (DIN: 03620913), Executive Director, on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by RBI,where applicable, be and is hereby approved:

Salary:

(a)	₹ 2,242,810 per month with effect from April 1, 2021 to March 31, 2022

(b)	₹ 2,377,380 per month with effect from April 1, 2022

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medical reimbursement, leave and leave travel concession,education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

(a)	₹ 1,593,237 per month with effect from April 1, 2021 to March 31, 2022

(b)	₹ 1,688,831 per month with effect from April 1, 2022

Bonus:

An amount upto the maximum limit permitted under the Reserve Bank of India (RBI) guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options as may be granted by the Board Governance, Remuneration & Nomination Committee from time to time subject to the approval of RBI.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Mr. Batra and his designation during his tenure as wholetime Director of the Company, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Batra shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (aIso deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may a rise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

14.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and

Annual Report 2021-22

NOTICE

the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force), the revised remuneration for Ms. Vishakha Mulye (DIN: 00203578), erstwhile Executive Director of the Bank, on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by RBI, where applicable, be and is hereby approved:

Salary:

(a)	₹ 2,242,810 per month with effect from April 1, 2021 to March 31, 2022

(b)	₹ 2,377,380 per month with effect from April 1, 2022 till the date of her cessation

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and at actual cost to the Bank in other cases) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, medicaI reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans.

Supplementary Allowance:

(a)	₹ 1,593,237 per month with effect from April 1, 2021 to March 31, 2022

(b)	₹ 1,688,831 per month with effect from April 1, 2022 tiII the date of her cessation

Bonus:

An amount upto the maximum limit permitted under the Reserve Bank of India (RBI) guidelines or any modifications thereof, as may be determined by the Board or any Committee thereof, based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT the Board or any Committee thereof, be and is hereby authorised to decide the remuneration payable to Ms. Mulye, subject to the approval of Members and RBI, where applicable, from time to time.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Ms. Mulye shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

15.	To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for acceptance of current account deposits

NOTICE

by the Bank whether by way of fresh deposit(s) or any extension(s) or modification(s) of earlier contracts/ arrangements/transactions or otherwise, from time to time, with the Related Parties listed in the explanatory statement annexed to the notice convening this meeting, notwithstanding the fact that the maximum balance at any day during financial year ending March 31, 2024 ('FY2024'),may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time,for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm's length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board,to sign and execute all such documents,deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may a rise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approvaI thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate aII or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

16.  To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the applicable provisions of the CompaniesAct,2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws") and the ‘Related Party Transactions Policy' of ICICI Bank Limited ("Bank"). as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), for-

(i)	subscription of securities issued by the Related Parties, and

(ii)	purchase of securities from Related Parties (issued by related or unrelated parties)

as listed in the explanatory statement annexed to the notice convening the meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during financial year ending March 31, 2024 ('FY2024'), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time,for each such Party, provided however, that the said contracts/ arrangements/transactions shall be carried out on an arm's length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board,to sign and execute aII such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

Annual Report 2021-22

NOTICE

RESOLVED FURTHER THAT the Members of the Bank, do hereby aIso accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws to do all such acts, deeds, matters and things and also to execute such documents, writings, etc., as may be considered necessary or expedient to give effect to the aforesaid resolution.

17. To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the applicable provisions of the Companies Act,2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approvaI to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for sale of securities (issued by related or unrelated parties) to the Related Parties listed in the explanatory statement annexed to the notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during financial year ending March 31,2024 ('FY2024'), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/ arrangements/transactions shall be carried out on an arm's length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board,to sign and execute all such documents,deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may a rise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

18. To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the applicable provisions of the Companies Act,2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for granting of any loans or advances,

NOTICE

credit facilities such as term loan, working capitaI demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit,or any other form of non-fund based facilities, whether by way of fresh sanction(s) or renewal(s) or extension(s) or enhancement(s) or any modification(s) of earlier contracts/arrangements/transactions or otherwise, from time to time, to the Related Parties listed in the explanatory statement annexed to the notice convening this meeting, sanctioned for an amount and on such terms and conditions (i.e. rate of interest, security,tenure, etc.) as may be permitted under Applicable Laws, and relevant policies of the Bank,including interest and other charges receivable in connection with such facilities, notwithstanding the fact that the maximum limit of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2024 ('FY2024'), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold,as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm's length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board,to sign and execute all such documents,deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may a rise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approvaI thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate aII or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

19. To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the applicable provisions of the Companies Act,2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank, from time to time, with the Related Parties listed in the explanatory statement annexed to the notice convening this meeting notwithstanding the fact that the value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2024 ('FY2024'), may exceed ₹  10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold,as may be applicable from time to time, for each such Party provided, however, that the said contracts/arrangements/transactions shall be carried out on an arm's length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board,to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take

Annual Report 2021-22

NOTICE

necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby aIso accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts deeds, matters and things and also to execute such documents, writings etc. and take steps as may be considered necessary or expedient to give effect to the aforesaid resolution.

20. To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the applicable provisions of the Companies Act,2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approvaI to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution). for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking reverse repurchase (reverse repo) transactions and other permitted short term lending transactions, by the Bank, from time to time, with the Related Party listed in the explanatory statement annexed to the notice convening this meeting notwithstanding the fact that the value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2024 ('FY2024'), may exceed ₹ 10.00 billion or 10% of the annuaI consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm's length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board,to sign and execute all such documents,deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidentaI thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws to do all such acts, deeds, matters and things and also to execute such documents, writings etc as may be considered necessary or expedient to give effect to the aforesaid resolution.

21. To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the applicable provisions of the Companies Act,2013 read with rules made thereunder and, such other applicable provisions of law, if any, and any amendments, modifications, variations or re- enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to

NOTICE

time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for availing manpower services, for certain activities of the Bank (as explained in the explanatory statement), from the Related Party listed in the explanatory statement annexed to the notice convening this meeting notwithstanding the fact that the aggregate value of such transactions to be entered into, individually or taken together with previous transactions during the financial year ending March 31,2024 ('FY2024'),may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm's length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board,to sign and execute all such documents,deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approvaI thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate aII or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

22. To consider and, if thought fit, to pass, the following

Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), the applicable provisions of the Companies Act,2013 read with rules made thereunder and, such other applicable provisions of law, if any, and any amendments, modifications, variations or re- enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for availing insurance services (as explained in the explanatory statement), from the Related Party listed in the explanatory statement annexed to the notice convening this meeting notwithstanding the fact that the aggregate value of such transactions to be entered into, individually or taken together with previous transactions during the financial year ending March 31, 2024 ('FY2024'), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm's length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board,to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient

Annual Report 2021-22

NOTICE

to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby aIso accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts, deeds, matters and things and aIso to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

23. To consider and if thought fit, to pass the following

Resolution, as a Special Resolution:

RESOLVED THAT pursuant to Section 62(1)(b) and other applicable provisions, if any, of the Companies Act, 2013 read with rules framed thereunder, the relevant provisions of Regulation 6 of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and any circulars/notifications/guidance/frequently asked questions issued thereunder, as amended from time to time (collectively referred as "SEBI SBEB & SE Regulations"), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time ("SEBI Listing Regulations"), the provisions of any regulations/guidelines prescribed by the Securities and Exchange Board of India ("SEBI") and/or the Reserve Bank of India ("RBI"), the provisions of any other applicable laws and regulations (including any amendment thereto or modification(s) or re-enactment(s) thereof from time to time), the Memorandum and Articles of Association of ICICI Bank Limited ("Bank") and subject to any applicable approval(s), permission(s) and sanction(s) of any authorities and further subject to any condition(s) and modification(s) as may be prescribed or imposed by such authorities while granting such approval(s), permission(s) and sanction(s) and which may be agreed to and accepted by the Board of Directors of the Bank (hereinafter referred to as the "Board",which term shall be deemed to include the Compensation Committee constituted by the Board of Directors under Regulation 19 ofSEBI Listing Regulations called as Board Governance, Remuneration & Nomination Committee,for the time being authorized by the Board to exercise the powers conferred on the Board by this resolution and/or such other persons who may be authorized in this regard by the Board of Directors), consent of the Members be and is hereby accorded to the Board to adopt and implement 'ICICI Bank Employees Stock Unit Scheme - 2022' ("Scheme 2022"/"Scheme"), the salient features of which are furnished in the Explanatory Statement to this Notice, and to grant, offer, issue and allot Units under the Scheme, not exceeding 100,000,000 (Ten Crores) Units, in one or more tranches as may be determined by the Board over a period of 7 (seven) years, to eligible employees of the Bank, whether exclusively working in India or outside India but excluding Managing Director & CEO, Executive Directors, Key Managerial Personnel,Senior Management Personnel and Material Risk Takers of the Bank (collectively, "Eligible Employees") in accordance with the SEBI SBEB & SE Regulations.

RESOLVED FURTHER THAT up to 100,000,000 (Ten Crores) Units shall be granted, in one or more tranches as may be determined by the Board over a period of 7 (seven) years, which shall entitle the Unit holder one fully paid-up equity share of face value of ₹ 2 of the Bank against each Unit exercised and accordingly, up to 100,000,000 (Ten Crores) equity shares of face value of ₹  2 each shall be allotted to the Eligible Employees under the Scheme.

RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issue, bonus issue, split/ consolidation of shares, change in capitaI structure, merger/demerger, the outstanding Units, granted/ to be granted, under the Scheme shall be suitably adjusted for such number of Units/equity shares, and/or the exercise price, as may be required and that the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may deem fit in its absolute discretion and as permitted under the SEBI SBEB & SE Regulations and such other laws as may be applicable, so as to ensure passing of fair and equitable benefits under the Scheme.

RESOLVED FURTHER THAT the equity shares to be issued, as stated aforesaid, shall rank pari-passu with the existing equity shares of the Bank for aII purposes.

RESOLVED FURTHER THAT the equity shares shall be allotted in accordance with Scheme in a manner permissible under the SEBI SBEB & SE Regulations.

NOTICE

RESOLVED FURTHER THAT the Board be and is hereby authorized to take necessary steps for Iisting of the equity shares allotted, if any, in accordance with the Scheme on the Stock Exchanges where the securities of the Bank are listed as per the provisions of the SEBI Listing Regulations, the SEBI SBEB & SE Regulations and other applicable laws and regulations.

RESOLVED FURTHER THAT without prejudice to the generality of the above, but subject to the terms, as approved by the Members, the Board be and is hereby authorized to implement, formulate, evolve, decide upon and bring into effect the Scheme on such terms and conditions as contained in the Explanatory Statement to this item in the Notice and to make any further modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the Scheme, from time to time, to meet regulatory requirements.

RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing the Scheme and generally for giving effect to the above resolution,the Board be and is hereby authorized, on behalf of the Bank, to do all such acts, deeds, matters and things including but not limited to framing rules relating to taxation matters arising out of grant/exercise of Units and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and to give such directions and/or instructions as may be necessary, proper or expedient to give effect to any modification,alteration, amendment, suspension, withdrawal or termination of the Scheme (wherever required subject to the prior approval of the Members by way of a Special Resolution) and to take all such steps and do all acts, deeds and things as may be deemed incidental or ancillary thereto and pay fees and commission and incur expenses in relation thereof.

24. To consider and if thought fit, to pass the following

Resolution, as a Special Resolution:

RESOLVED THAT pursuant to Section 62(1)(b) and other applicable provisions, if any, of the Companies Act, 2013 read with rules framed thereunder, the relevant provisions of Regulation 6 of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 and any circulars/notifications/guidance/frequently asked questions issued thereunder, as amended from time to time (collectively referred as "SEBI SBEB & SE Regulations"), the Securities and Exchange

Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended from time to time ("SEBI Listing Regulations"), the provisions of any regulations/guidelines prescribed by the Securities and Exchange Board of India ("SEBI") and/or the Reserve Bank of India ("RBI"), the provisions of any other applicable laws and regulations (including any amendment thereto or modification(s) or re-enactment(s) thereof from time to time), the Memorandum and Articles of Association of ICICI Bank Limited ("Bank") and subject to any applicable approval(s), permission(s) and sanction(s) of any authorities and further subject to any condition(s) and modification(s) as may be prescribed or imposed by such authorities while granting such approval(s), permission(s) and sanction(s) and which may be agreed to and accepted by the Board of Directors of the Bank (hereinafter referred to as the "Board",which term shall be deemed to include the Compensation Committee constituted by the Board of Directors under Regulation 19 of SEBI Listing Regulations called as Board Governance, Remuneration & Nomination Committee, for the time being authorized by the Board to exercise the powers conferred on the Board by this resolution and/or such other persons who may be authorized in this regard by the Board of Directors), consent of the Members be and is hereby accorded to the Board to approve the grant of Units in terms of the 'ICICI Bank Employees Stock Unit Scheme - 2022' ("Scheme 2022"/"Scheme"), the salient features of which are furnished in the Explanatory Statement to this Notice, in one or more tranches as may be determined by the Board over a period of 7 (seven) years, within the aggregate limit of 100,000,000 (Ten Crores) Units, (as mentioned in Resolution No. 23 above) to the employees of the select unlisted wholly owned subsidiaries of the Bank who are exclusively working in India or outside India but excluding equivalent levels to Key Management Personnel, Senior Management Personnel, Material Risk Takers and Wholetime Directors of the Bank (collectively, "Eligible Employees") in accordance with the SEBI SBEB & SE Regulations.

RESOLVED FURTHER THAT in case of any corporate action(s) such as rights issue, bonus issue, split/ consolidation of shares, change in capital structure, merger/demerger, the outstanding Units, granted/to be granted, under the Scheme 2022 shall be suitably adjusted for such number of Units/equity shares, and/or the exercise price, as may be required and that the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may deem fit in its absolute discretion and as permitted under the SEBI SBEB & SE Regulations and such other laws as may be applicable, so as to ensure passing of fair and equitable benefits under the Scheme.

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NOTICE

RESOLVED FURTHER THAT the equity shares to be issued, as stated aforesaid, shall rank pari-passu with the existing equity shares of the Bank for all purposes.

RESOLVED FURTHER THAT the equity shares shall be allotted in accordance with Scheme in a manner permissible under the SEBI SBEB & SE Regulations.

RESOLVED FURTHER THAT the Board be and is hereby authorized to take necessary steps for listing of the equity shares allotted, if any, in accordance with the Scheme on the Stock Exchanges where the securities of the Bank are listed as per the provisions of the SEBI Listing Regulations, the SEBI SBEB & SE Regulations and other applicable laws and regulations.

RESOLVED FURTHER THAT without prejudice to the generality of the above, but subject to the terms, as approved by the Members, the Board be and is hereby authorized to implement, formulate, evolve, decide upon and bring into effect the Scheme on such terms and conditions as contained in the Explanatory Statement to this item in the Notice and to make any further modification(s), change(s), variation(s), alteration(s) or revision(s) in the terms and conditions of the Scheme, from time to time, to meet regulatory requirements.

RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing the Scheme and generally for giving effect to the above resolution, the Board be and is hereby authorized, on behalf of the Bank, to do aII such acts, deeds, matters and things including but not limited to framing rules relating to taxation matters arising out of grant/ exercise of Units and execute all such deeds, documents, instruments and writings as it may in its absolute discretion deem necessary or desirable and to give such directions and/or instructions as may be necessary, proper or expedient to give effect to any modification, alteration, amendment, suspension, withdrawal or termination of the Scheme (wherever required subject to the prior approval of the Members by way of a Special Resolution) and to take all such steps and do all acts, deeds and things as may be deemed incidental or ancillary thereto and pay fees and commission and incur expenses in relation thereof.

NOTES:

a.	The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 4 to 24 as set out in the Notice is annexed hereto. The Board of Directors of the Company considered and decided to include Item Nos. 6 to 24 given above as Special Business in the forthcoming Annual General Meeting (AGM) as they are unavoidable in nature.

b.	In compliance with the General Circular No.14/2020 dated April 08, 2020, General Circular No.17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 2/2022 dated May 05, 2022 issued by the Ministry of Corporate Affairs (MCA Circulars), the AGM of the Bank will be held through Video Conferencing/Other Audio Visual Means (VC/OAVM).

c.	Pursuant to the General Circular No. 14/2020 dated April 08, 2020, issued by the Ministry of Corporate Affairs and the Circular No. SEBI/HO/CFD/CMD1/ CIR/P/2020/79 dated Mt circulars, including Circular No. SEBI/HO/CFD/CMD2/CIR/P/2022/62 dated May 13, 2022 issued by the Securities and Exchange Board of India (SEBI), the physical attendance of the Members at the AGM has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be available for the AGM and hence,the Proxy Form and Attendance Slip are not annexed to this Notice.

d.	Corporate Members intending to appoint their authorised representatives to participate in the AGM are requested to send a certified copy of the Board Resolution to the Company at iciciagm@icicibank.com.

e.	Annual Report 2021-22 and this Notice are being sent only through electronic mode to those Members whose email addresses are registered with the Company/Depository Participants. Members may note that the Annual Report 2021-22 and this Notice can also be accessed on the Bank's website at https://www.icicibank.com/aboutus/annual.html, website of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of the National Securities Depository Limited (NSDL) at www.evoting.nsdl.com.

NOTICE

f.	As the AGM will be held through VC/OAVM, the requirement of providing the Route Map and Landmark for the AGM venue does not apply.

INSTRUCTIONS FOR REMOTE E-VOTING

g.	Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) and MCA Circulars, the Company is pleased to provide its Members the facility to exercise their right to vote at the AGM by electronic means. The Company has appointed NSDL for facilitating voting through electronic means, as the authorized agency.

The facility of casting votes by a Member using remote e-voting prior to the AGM and e-voting during the AGM will be provided by NSDL.

h.	A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. Tuesday, August 23, 2022 only shall be entitled to avail the facility of remote e-voting prior to the AGM and e-voting during the AGM. The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the cut-off date i.e. Tuesday, August 23, 2022 subject to the provisions of the Banking Regulation Act,1949, as amended.

i.	A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

j. The Members attending the AGM and who have not already cast their votes through remote e-voting shall be able to exercise their voting rights during the AGM.

k.	The Members who have cast their votes through remote e-voting prior to the AGM may also attend the AGM but shall not be entitled to cast their votes again.

I.	The remote e-voting period commences on Friday, August 26,2022 (9:00 a.m. IST) and ends on Monday, August 29, 2022 (5:00 p.m. IST). During this period, the Members of the Bank, holding shares either in physical form orin dematerialised form, as on the cut off date i.e. Tuesday, August 23, 2022 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member,the Member shall not be allowed to change it subsequently.

m. The instructions for remote e-voting are as under:

Step 1: Access to NSDL e-Voting system

A) Login method for e-Voting for Individual Shareholders holding securities in demat mode.

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual Shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email addresses in their demat accounts in order to access e-Voting facility.

Login method for Individual Shareholders holding securities in demat mode is given below:

Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL

1.    Existing IDeAS user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under ‘IDeAS’ section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

2.    If the user is not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS” Portal or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

Annual Report 2021-22

NOTICE

Type of Shareholders	Login Method

3.

Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name ore-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

4.

Shareholders/Members can also download NSDL Mobile App "NSDL Speede" from Google Play or App Store.

Individual Shareholders holding securities in demat mode with Central Depository Services (India) Limited (CDSL)

1.

Existing users who have opted for Easi/Easiest, they can login through their User ID and Password. Option will be made available to reach e-Voting page without any further authentication. The URL for users to login to Easi/Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi.

2.

After successful login of Easi/Easiest the user will be also able to see the E-Voting Menu. The Menu will have links of e-Voting service provider i.e. NSDL. Click on NSDL to cast your vote.

3.

If the user is not registered for Easi/Easiest, option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration.

4.

Alternatively, the user can directly access e-Voting page by providing demat Account Number and PAN from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the demat Account. After successful authentication, user will be provided links for the respective ESP i.e. NSDL where the e-Voting is in progress.

Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

Members who are unable to retrieve User ID/Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 1800-1020-990/1800-224-430
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at 022-23058738 or 022-23058542/43

NOTICE

B) Login Method for Shareholders other than Individual Shareholders holding securities in demat mode and Shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1.	Open web browser and type the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon "Login" which is available under 'Shareholder/Member' section.

3.	A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
For Members who hold shares in Physical Form	EVEN Number followed by Folio Number registered with the company For example, if folio number is 001*** and EVEN is 120606 then User ID is 120606001***

5.    Your Password details are given below:

a)	If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b)	If you are using NSDLe-Voting system for the first time, you will need to retrieve the 'initial password' which was communicated to you. Once you retrieve your 'initial password', you need to enter the 'initial password' and the system will force you to change your password.

c)	How to retrieve your 'initial password'?

(i)	If your email ID is registered in your demat account or with the company, your 'initial password' is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the.pdf file is your 8 digit Client ID for NSDL account or last 8 digits of Client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your 'User ID' and your 'initial password'.

(ii)	If your email address is not registered, please follow steps mentioned below in this Notice.

6.	If you are unable to retrieve or have not received the "Initial password" or have forgotten your password:

a)	Click on "Forgot User Details/Password?" (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evotinq.nsdl.com.

b)	Click on "Physical User Reset Password?" (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c)	If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

Annual Report 2021-22

NOTICE

7.	After entering your password, tick on Agree to "Terms and Conditions" by selecting on the check box.

8.	Now, you will have to click on "Login" button.

9.	After you click on the "Login" button, Home page of e-Voting will open.

Step 2: Cast your vote electronically on NSDL

e-Voting system.

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies "EVEN" in which you are holding shares and whose voting cycle is in active status.

2.	Select "EVEN" of ICICI Bank Limited.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on "Submit" and also "Confirm" when prompted.

5.	Upon confirmation, the message "Vote cast successfully" will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Those Shareholders whose email addresses are not registered with the Company/Depositories, may send a request to evoting@nsdl.co.in or to the Company at iciciagm@icicibank.com for procuring User ID and Password for e-Voting.

Any person holding shares in physical form and non-individual shareholders, who acquires shares of the Company and becomes a Member of the Company after the Notice is sent through email and holds shares as on the cut-off date i.e. Tuesday, August 23, 2022, may obtain the User ID and Password by sending a request at evoting@nsdl.co.in or to the Company at iciciagm@icicibank.com. However, if you are already registered with NSDL for remote e-Voting, then you can use your existing User ID and Password for casting your vote. If you forgot your Password, you can reset your password by using "Forgot User Details/Password" or "Physical User Reset Password" option available on www.evoting.nsdl.com or call on toll free no.: 1800-1020-990/1800-224-430. In case of individual shareholders holding shares in demat mode who acquires shares of the Company and becomes a Member of the Company after sending of the Notice and who holds shares as on the cut-off date i.e. Tuesday, August 23,2022,may follow steps mentioned above under "Access to NSDL e-Voting system".

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the "Forgot User Details/Password?" or "Physical User Reset Password?" option available on www.evoting.nsdl.com to reset the password.

In case of any queries or issues or grievances pertaining to e-voting, Members may refer to Help/ FAQ's section available at www.evotinq.nsdl.com or call on toll free no.: 1800-1020-990/1800-224-430 or send a request at evoting@nsdl.co.in or contact Ms. Pallavi Mhatre,Senior Manager, National Securities Depository Limited, Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg,Lower Parel, Mumbai 400 013, at pallavid@nsdl.co.in or at telephone no.: +91-22-2499 4545. Alternatively, Members may also write to the Company Secretary of the Bank at iciciagm@icicibank.com or contact at telephone no.: +91-22-2653 8900.

INSTRUCTIONS FOR E-VOTING DURING THE AGM

n.	The procedure for e-Voting during the AGM is same as the instructions mentioned above for remote e-voting.

o.	Members who have not cast their votes on the Resolutions through remote e-Voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system during the AGM.

p.	Members who have voted through remote e-voting will be eligible to attend the AGM. However, they will not be eligible to vote during the AGM.

NOTICE

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE AGM THROUGH VC/OAVM

q.	Members will be provided with a facility to attend the AGM through VC/OAVM or view the live webcast of the AGM through the NSDL e-Voting system. Members may access the same by following the steps mentioned above for "Access to NSDL e-Voting system". After successful login, you can see link of "VC/OAVM link" placed under "Join Meeting" menu against company name. You are requested to click on VC/OAVM link placed under Join Meeting menu. The link for VC/OAVM will be available in Shareholder/Member login where the EVEN of Company will be displayed. Please note that the Members who do not have the User ID and Password for e-Voting or have forgotten the User ID and Password may retrieve the same by following the remote e-Voting instructions mentioned in this Notice to avoid last minute rush.

r.	The Members can join the AGM in the VC/OAVM mode 30 minutes before the scheduled time of the commencement of the Meeting by following the procedure mentioned in this Notice.

s.	Members are encouraged to join the Meeting through Laptops for better experience.

t.	Members will be required to allow camera and use internet with a good speed to avoid any disturbance during the Meeting.

u.	Please note that participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

v.	Members who need assistance before or during the AGM with use of technology may contact Mr. Anubhav Saxena, Assistant Manager, National Securities Depository Limited at AnubhavS@nsdl.co.in or call on toll free no.: 1800-1020-990/1800-224-430.

w.	The attendance of the Members attending the AGM through VC/OAVM will be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

PROCESS TO EXPRESS VIEWS/SEEK CLARIFICATIONS

x.	As the AGM is being conducted through VC/OAVM, for the smooth conduct of proceedings of the AGM, Members are encouraged to send their queries in advance mentioning their name, demat account number/folio number, mobile number at

iciciagm@icicibank.com before 5:00 p.m. IST on Sunday, August 28, 2022.

y.	Members who would like to express their views or ask questions during the AGM may register themselves as a speaker by sending email at iciciagm@icicibank.com mentioning their name, demat account number/folio number, mobile number between 9:00 a.m. IST on Friday, August 26, 2022 and 5:00 p.m. IST on Sunday, August 28, 2022. Those Members who have registered themselves as a speaker will only be allowed to express their views/ask questions during the AGM. The Company reserves the right to restrict the number of speakers depending on the availability of time for the AGM.

DIVIDEND RELATED INFORMATION

z.	The Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM, is August 10, 2022.

aa.	Dividend for the year ended March 31, 2022, at the rate of ₹ 5 per fully paid-up equity share of face value of ₹ 2 each, as recommended by the Board of Directors, will be paid/despatched after the same is approved at the AGM to those Members, holding equity shares in physical form, whose names appear in the Register of Members of the Bank and in respect of equity shares held in electronic form to all beneficial owners as per the details furnished by the Depositories as on the Record Date i.e. as on the close of August 10, 2022.

bb.	As per the Income-tax Act, 1961, as amended by the Finance Act, 2020, dividend paid or distributed by Bank after April 1, 2020 shall be taxable in the hands of the Shareholders. The Bank shall therefore be required to deduct tax at source (TDS) at the prescribed rates at the time of making the payment of dividend to the Members. For details, Members may refer to Annexure II appended to this Notice.

VOTING RESULTS & SCRUTINIZER RELATED INFORMATION

cc.	Mr. Alwyn D'Souza of Alwyn D'Souza & Co., Practising Company Secretaries or failing him Mr. Jay D'Souza of Jay D'Souza & Co., Practising Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the e-voting process during the AGM in a fair and transparent manner.

dd.	The Scrutinizer shall make a consolidated scrutinizer's report of the total votes cast in favour or against, if any, to the Chairman or a person authorised by him in writing, who shall countersign the same. The Chairman or a person authorised by him shaII declare the results of the voting forthwith.

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NOTICE

ee.	The Results declared alongwith the Scrutinizer's Report shall be displayed at the Registered Office as well as the Corporate Office of the Company and uploaded on the Company's website at www.icicibank.com as well as on the website of NSDL at www.evotinq.nsdl.com. The Results shall also be simultaneously forwarded to the Stock Exchanges.

GENERAL INFORMATION/GUIDELINES FOR SHAREHOLDERS

ff.	All the documents referred to in the accompanying Notice and Explanatory Statements, shall be available for inspection through electronic mode, basis the request being sent to iciciagm@icicibank.com.

gg.	During the AGM, the relevant statutory registers and documents shall be available for inspection upon login at NSDL e-voting system at https://www.evoting.nsdl.com.

hh.	Institutional shareholders (i.e. other than individuals, HUF,NRI etc.) are required to send scanned copy (PDF/ JPG Format) of the relevant Board Resolution/Authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by e-mail to alwyn.co@gmail.com with a copy marked to evoting@nsdl.co.in.

ii.	Any person, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Tuesday,August 23, 2022 can cast the vote by following the instructions as mentioned in this Notice.

jj.	The Bank has appointed KFin Technologies Limited (KFin) as its Registrar & Share Transfer Agent (R & T Agent) for equity shares with effect from April 1, 2022 in place of 3i lnfotech Limited. 3i lnfotech Limited continues as the R & T Agent for bonds/debentures issued by the Bank. Investors can contact R & T Agent as detailed below:

R & T Agent for Equity Shares:

Ms. C Shobha Anand

KFin Technologies Limited

(Formerly known as KFin Technologies Private Limited)

Unit: ICICI Bank Limited

Selenium Building,Tower-B, Plot No. 31 & 32

Financial District, Nanakramguda, Serlingampally

Hyderabad 500 032, Telangana

Phone: 040-67162222,Fax: 040-23420814

Toll free: 18003094001

Email: einward.ris@kfintech.com

R & T Agent for Bonds/Debentures:

Mr. Vijay Singh Chauhan

3i lnfotech Limited

Tower# 5, 3rd Floor, lnternational lnfotech Park

Vashi Railway Station Complex

Vashi, Navi Mumbai 400 703

Phone: 022-7123 8000, Fax: 022-7123 8098

Toll free: 18601207777

E-mail: investor@icicibank.com

kk.	Investors holding securities in physical form are requested to register/update their KYC details including postal address, email address, bank details etc. by submitting duly filled and signed Form ISR-1 along with the copy of the share certificate (front and back), self-attested copy of the PAN card and such other documents as prescribed in the Form to the R & T Agent of the Bank. Investors holding securities in dematerialised form are requested to register/update their KYC details with their respective Depository Participants.

II.	Investors can avail the facility of nomination in respect of securities held by them in physical form pursuant to the provisions of Section 72 of the Companies Act, 2013. Investors desiring to avail this facility may send their nomination in the prescribed Form SH-13 duly filled, to the R & T Agent of the Bank. If the Investor desires to opt out or cancel the earlier nomination and record a fresh nomination, he/she may submit the same in Form ISR-3 or Form SH-14 as the case may be. Investors holding securities in dematerailised form are requested to contact their respective Depository Participants for availing this facility.

mm.	Investors may please note that SEBI has mandated listed companies to issue the securities in dematerialised form only while processing following service requests viz. issue of duplicate securities certificate; claim from unclaimed suspense account;replacement/renewal/exchange of securities certificate; endorsement; sub-division/splitting of securities certificate; consolidation of securities certificates/folios; transmission and transposition. Accordingly, Investors are requested to make service requests by submitting duly filled and signed Form ISR-4 to the R & T Agent of the Bank. It may be noted that any service request can be processed only after the Folio is KYC Compliant.

nn.	The Relevant Forms viz. Form ISR-1, Form ISR-3, Form ISR-4, Form SH-13 and Form SH-14 are available on the website of the Bank at https://www.icicibank.com/aboutus/invest-relations.page?#toptitle and on the website of the R & T Agent, KFin (for equity

NOTICE

shares) at https://ris.kfintech.com/clientservices/isc/default.aspx#isc_download_hrd and 3i lnfotech (for bonds/debentures) at https:/lwww.3i-infotech.com/investors/.

oo.	Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, the amounts of dividend remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend for the financial year ended March 31, 2014 was transferred to the IEPF during financial year ended 2022. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, the equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred by the Company to the designated demat account of the IEPF Authority.

pp.	The unclaimed dividend for the financial year ended March 31, 2015 would accordingly be transferred to the IEPF in August 2022. The corresponding shares along with the unclaimed dividend would also be transferred to the demat account of the IEPF Authority.

qq.	Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2016 and subsequent years are requested to submit their claims to KFin, R & T Agent of the Bank without any delay.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, June 28, 2022

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722286	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531228

EXPLANATORYSTATEMENTUNDERSECTION

102(1) OF THE COMPANIES ACT, 2013

Item Nos. 4 and 5

M/s M S K A & Associates, Chartered Accountants (Registration No. 105047W) (hereinafter referred to as "M S K A & Associates") and M/s KKC & Associates LLP, Chartered Accountants (formerly M/s Khimji Kunverji & Co LLP) (Registration No. 105146W/W100621) (hereinafter referred to as "KKC & Associates LLP") were appointed as the Joint Statutory Auditors of the Bank at the Twenty-Seventh Annual General Meeting (AGM) from the conclusion of that AGM till the conclusion of the Twenty-Eighth AGM of the Bank in line with the approval received from the Reserve Bank of India (RBI).

It is now proposed to re-appoint M S K A & Associates and KKC & Associates LLP, as the Joint Statutory Auditors of the Bank from the conclusion of this AGM till the conclusion of the Twenty-Ninth AGM of the Bank subject to the approval of RBI and other regulatory approvals as may be necessary or required. As per the requirement of the Companies Act, 2013 ("Act"), M S K A & Associates and KKC & Associates LLP have confirmed that the appointment, if made, would be within the limits specified under Section 141(3)(g) of the Act and they are not disqualified to be appointed as statutory auditors in terms of proviso to Section 139(1) and Sections 141(2) and 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014.

Pursuant to the requirements of RBI guidelines, their appointment is required to be pre-approved on an annual basis. Hence, their appointment is presently proposed from the conclusion of this AGM till the conclusion of the Twenty-Ninth AGM and thereafter would be placed for approval of the Members on an annual basis subject to the approval of the RBI, upto the conclusion of the Thirtieth AGM.

The terms of appointment of M S K A & Associates and KKC & Associates LLP, as the Joint Statutory Auditors of the Bank, cover statutory audit of standalone financial statements and consolidated financial statements in accordance with Companies Act, 2013, financial results in accordance with SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, Long Form Audit Report (LFAR), audit of foreign branches of the Bank for FY2023 and other verification and certification requirements as per various regulatory guidelines.

Annual Report 2021-22

NOTICE

The audit fee payable to M S K A & Associates and KKC & Associates LLP amounts in aggregate to ₹  53.0 million, plus reimbursement of out-of-pocket expenses upto a maximum of ₹ 3.0 million and goods and services tax and such other tax(es) as may be applicable.

The Board recommends the Resolution at Item Nos. 4 and 5 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolutions at Item Nos. 4 and 5 of the accompanying Notice.

Item No.6

The Members of the Company vide Resolution passed at the Annual General Meeting held on September 12, 2018 approved the appointment of Ms. Neelam Dhawan as an Independent Director for the period of five years effective from January 12,2018 till January 11,2023.

RBI vide its circular DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021 has prescribed that the total tenure of Non-Executive Director, continuously or otherwise, on the board of a bank, shall not exceed eight years and after completing eight years on the board of a bank the person may be considered for re-appointment only after a minimum gap of three years. Ms. Dhawan will complete her first term of five years as an Independent Director on January 11, 2023 and hence the Board at its Meeting held on June 28, 2022 as per the recommendation of the Board Governance, Remuneration & Nomination Committee and based on the performance evaluation, the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949 approved the re-appointment of Ms. Neelam Dhawan as an Independent Director of the Bank for a second term of three consecutive years commencing from January 12, 2023 to January 11, 2026.

Considering the experience of Ms. Dhawan and the contribution made by her, the Board felt that continued association of Ms. Dhawan as an Independent Director would be beneficial to the executive management as well as to the Bank.

Ms. Dhawan is not disqualified from being appointed as a Director, in terms of Section 164 of the Companies Act, 2013 ("Act") and has given her consent to act as a Director of the Bank.

In the opinion of the Board and based on the declarations submitted by her, Ms. Dhawan is considered a person of integrity, has the necessary knowledge, experience and expertise for being re-appointed as an Independent Director.

In terms of Section 160 of the Act, the Company has received a notice in writing from a Member signifying the intention to propose the candidature of Ms. Dhawan for the office of director on conclusion of her term on January 11, 2023.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 6 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Ms. Dhawan and her relatives are concerned or interested, financially or otherwise, in the passing of this resolution.

The terms and conditions relating to the re-appointment of Ms. Dhawan would be available for inspection in electronic mode.

Item No.7

The Members of the Company vide Resolution passed at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Uday Chitale as an Independent Director for the period of five years effective from January 17, 2018 till January 16, 2023.

RBI vide its circular DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021 has prescribed the upper age limit for Non-Executive Directors to 75 years. Mr. Chitale will attain the age of 75 years on October 20, 2024 and hence the Board at its Meeting held on June 28, 2022 as per the recommendation of the Board Governance, Remuneration & Nomination Committee and based on the performance evaluation, the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949 approved the re-appointment of Mr. Uday Chitale as an Independent Director of the Bank for a second term commencing from January 17, 2023 to October 19, 2024.

Considering the experience of Mr. Chitale and the contribution made by him, the Board felt that continued association of Mr. Chitale as an Independent Director would be beneficial to the executive management as well as to the Bank.

NOTICE

Mr. Chitale is not disqualified from being appointed as a Director, in terms of Section 164 of the Companies Act, 2013 ("Act") and has given his consent to act as a Director of the Bank.

In the opinion of the Board and based on the declarations submitted by him, Mr. Chitale is considered a person of integrity, has the necessary knowledge, experience and expertise for being re-appointed as an Independent Director.

In terms of Section 160 of the Act, the Company has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Chitale for the office of director on conclusion of his term on January 16, 2023.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 7 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Chitale and his relatives are concerned or interested, financially or otherwise, in the passing of this resolution.

The terms and conditions relating to the re-appointment of Mr. Chitale would be available for inspection in electronic mode.

Item No.8

The Members of the Company vide Resolution passed at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Radhakrishnan Nair as an Independent Director for the period of five years effective from May 2, 2018 till May 1, 2023.

RBI vide its circular DOR.GOV.REC.8/29.67.001/2021-22 dated April 26, 2021 has prescribed that the total tenure of Non-Executive Director, continuously or otherwise, on the board of a bank, shall not exceed eight years and after completing eight years on the board of a bank the person may be considered for re-appointment only after a minimum gap of three years. Mr. Nair will complete his first term of five years as an Independent Director on

May 1, 2023 and hence the Board at its Meeting held on June 28, 2022 as per the recommendation of the Board Governance, Remuneration & Nomination Committee and based on the performance evaluation, the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949 approved the re-appointment of Mr. Radhakrishnan Nair as an Independent Director of the Bank for a second term of three consecutive years commencing from May 2, 2023 to May 1, 2026.

Considering the experience of Mr. Nair and the contribution made by him, the Board felt that continued association of Mr. Nair as an Independent Director would be beneficial to the executive management as well as to the Bank.

Mr. Nair is not disqualified from being appointed as a Director, in terms of Section 164 of the Companies Act, 2013 ("Act") and has given his consent to act as a Director of the Bank.

In the opinion of the Board and based on the declarations submitted by him, Mr. Nair is considered a person of integrity, has the necessary knowledge, experience and expertise for being re-appointed as an Independent Director.

In terms of Section 160 of the Act, the Company has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Nair for the office of director on conclusion of his term on May 1, 2023.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 8 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Nair and his relatives are concerned or interested, financially or otherwise,in the passing of this resolution.

The terms and conditions relating to the re-appointment of Mr. Nair would be available for inspection in electronic mode.

Item Nos. 9 and 10

The Board at its Meeting held on April 23, 2022, based on the recommendation of the Board Governance, Remuneration & Nomination Committee, subject to the approval of Reserve Bank of India (RBI), Members of the Bank and such other regulatory approvals as may be applicable, appointed Mr. Rakesh Jha as an Additional Director and Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 1,2022 or the date of approvaI of his appointment by RBI, whichever is later.

Annual Report 2021-22

NOTICE

Mr. Jha was appointed based on his expertise in Banking, Business Management, Risk Management, Finance, Accountancy, Economics and Information Technology, considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

Mr. Jha is not disqualified from being appointed as a Director, in terms of Section 164 of the Companies Act, 2013 ("Act").

In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying intention to propose Mr. Jha as a candidate for the office of Director of the Bank.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item Nos. 9 and 10 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Jha and his relatives are concerned or interested, financially or otherwise in the passing of these Resolutions.

The terms and conditions relating to the appointment and remuneration of Mr. Jha as a Wholetime Director (designated as Executive Director) of the Bank would be available for inspection in electronic mode.

Item Nos.11 to 14

The Bank has a compensation policy in line with the guidelines issued by the Reserve Bank India (RBI). The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes share-linked instruments (including stock options) or cash or a mix of cash and share-linked instruments (including stock options). The variable pay is determined by the Board Governance, Remuneration & Nomination Committee ("the Committee") and the Board of Directors after evaluating performance vis-a-vis defined Key Performance Indicators which comprise various aspects including financial performance, asset quality, risk management, compliance and stakeholder relationships. The fixed and variable pay of the Wholetime Directors is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

In line with the above and based on the recommendation of the Committee and subject to the approval of RBI and the Members, the Board at its Meeting held on April 24, 2021 approved the revision in remuneration including Salary and Supplementary Allowance of Mr. Sandeep Bakhshi, Mr. Anup Bagchi, Mr. Sandeep Batra and Ms. Vishakha Mulye for FY2022. The said remuneration was approved by the Members at the Annual General Meeting (AGM) held on August 20, 2021.

The Board at its Meeting held on April 24, 2021 based on the recommendation of the Committee also approved (a) payment of performance bonus of ₹ 22,756,545 to Mr. Bakhshi and ₹ 26,364,117 each to Mr. Bagchi, Mr. Batra and Ms. Mulye for FY2021, subject to RBI approval and (b) grant of 400,200 stock options (amounting to ₹ 9.12 crore) each to Mr. Bakhshi, Mr. Bagchi, Mr. Batra and Ms. Mulye for FY2021, subject to RBI approval.

RBI vide its letter dated September 17, 2021 approved payment of performance bonus of ₹ 22,500,000 to Mr. Bakhshi and ₹ 20,100,000 each to Mr. Bagchi, Mr. Batra and Ms. Mulye for FY2021 and (b) grant of stock options amounting to ₹ 9.00 crore to Mr. Bakhshi and ₹ 6.96 crore each for Mr. Bagchi, Mr. Batra and Ms. Mulye for FY2021 as against the above referred Board approved amounts.

Based on the communication received by the Bank from RBI on FY2022 remuneration, the Board at its Meeting held on January 22, 2022 based on the recommendation of the Committee approved (a) revision in Salary to ₹ 2,619,100 per month to Mr. Bakhshi and ₹ 2,242,810 per month each to Mr. Bagchi, Mr. Batra and Ms. Mulye (b) revision in Supplementary Allowance to ₹ 1,795,750 per month to Mr. Bakhshi and ₹ 1,593,237 per month each to Mr. Bagchi, Mr. Batra and Ms. Mulye, with effect from April 1, 2021 and sought approval of RBI for the same.

RBI vide its letter dated May 10, 2022, approved the revised Salary and Supplementary Allowance for FY2022 which was higher than the quantum previously approved by the Members at the AGM held on August 20, 2021. Hence approval of the Members is sought at this AGM for payment of revised Salary and Supplementary Allowance amount for FY2022 as approved by the Board and thereafter by RBI.

NOTICE

The Board at its Meeting held on April 23, 2022, based on the recommendation of the Committee approved (a) payment of performance bonus of ₹ 35,230,503 to Mr. Bakhshi and ₹ 30,611,655 each to Mr. Bagchi, Mr. Batra and Ms. Mulye for FY2022, subject to RBI approval and (b) grant of 317,800 stock options to Mr. Bakhshi and 249,100 stock options each to Mr. Bagchi and Mr. Batra for FY2022, subject to RBI approval. The performance bonus and stock options for FY2022 is pending RBI approval.

The Board at its Meeting held on June 28, 2022 based on the recommendation of the Committee and subject to the approval of RBI and the Members approved (a) revision in Salary to ₹ 2,776,250 per month to Mr. Bakhshi and ₹ 2,377,380 per month each to Mr. Bagchi, Mr. Batra and Ms. Mulye with effect from April 1, 2022 and (b) revision in Supplementary Allowance to ₹ 1,903,495 per month to Mr. Bakhshi and ₹ 1,688,831 per month each to Mr. Bagchi, Mr. Batra and Ms. Mulye with effect from April 1, 2022. Ms. Mulye would be entitled to remuneration on proportionate basis for the period with effect from April 1, 2022 till the date of her cessation. Ms. Mulye would not be eligible for variable pay for FY2023.

The other components of remuneration have been mentioned in Item Nos. 11 to 14 of the Notice.

Approval of the Members is also sought at this AGM for revision in remuneration of Mr. Bakhshi, Mr. Bagchi, Mr. Batra and Ms. Mulye with effect from April 1, 2022.

The required details in terms of Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item Nos. 11 to 14 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi, Mr. Bagchi, Mr. Batra and Ms. Mulye and their relatives are concerned or interested, financially or otherwise, in the passing of these resolutions.

The copy of the approvals granted by RBI would be available for inspection in electronic mode.

Item No. 15

As per the provisions of Section 188 of the Companies Act, 2013 ("Act"), transactions with related parties which are on an arm's length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However,such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions",if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited ("Bank"), in the ordinary course of its banking business, opens current accounts and receives corresponding deposits from its customers and collects transaction banking fee and other applicable charges from such customers as per the prevailing applicable rates. Currently, no interest is paid to the customers on current account deposits and the Bank charges normal banking fees on various transactions as agreed with the customers.

Annual Report 2021-22

NOTICE

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship

I. ICICI Prudential Life Insurance Company Limited (Subsidiary)

II. ICICI Securities Limited (Subsidiary)

Ill. ICICI Prudential Asset Management Company Limited (Subsidiary)

IV. ICICI Lombard General Insurance Company Limited (Associate)

V. India lnfradebt Limited (Associate)

Type of transaction	Current account deposits
Value of the transaction(₹ in billions)	Once a current account is opened, a bank cannot legally stop amounts coming into the customer's account and it is entirely up to the discretion of the customer how much amount it seeks to place into the account. Hence, the value of the transaction is not determinable.
Material terms	Currently, no interest is paid by banks on current account balance maintained by a customer. The Bank levies bank charges from the current account customers for various services.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party, being the depositor with the Bank, shall be the service recipient in such transaction.
Tenure of the transaction	Tenure shall depend on the discretion of the customer.
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2022)	Not applicable, as the amounts cannot be determined.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary's annual turnover on a standalone basis (Based on turnover for FY2022)	Not applicable, as the amounts cannot be determined.
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank.
Valuation or other external party report	Not applicable for the said transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 15 during FY2024, on an arm's length basis and in the ordinary course of business,with the Related Parties mentioned herein.

The maximum balance at any day, during FY2024, between the Bank on one side and the Related Parties, as mentioned above, separately on the other side, may exceed the revised threshold of "materiaI related party transactions" under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annuaI consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm's length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 15 herein.

NOTICE

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 15 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 15 of the accompanying Notice.

Item No. 16

As per the provisions of Section 188 of the Companies Act, 2013 ("Act"), transactions with related parties which are on an arm's length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 0.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited ("Bank") may subscribe to securities issued by the Related Parties mentioned herein, or may purchase securities, issued by related/unrelated parties, from the Related Parties mentioned herein. Primary market subscriptions of securities are at the prevailing market rates and are subscribed at the same terms at which are offered to all prospective investors. Secondary market purchases of securities are also undertaken at prevailing market rates/fair values.

In view of the above, approval of Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Associate) Ill. India Infradebt Limited (Associate)
Type of transaction	(i) Subscription of securities issued by the Related Parties, and (ii) Purchase of securities from Related Parties (issued by related or unrelated parties)
Value of the transaction (₹ in billions)	Aggregate value of transactions during FY2024 not exceeding ₹ 50.00 billion with each Related Party.
Material terms	Primary market purchases of securities issued by related parties are subscribed at the prevailing market rate and on the same terms at which are offered to all prospective investors. Secondary market purchases of securities, issued by related/unrelated parties, from Related Parties are also undertaken at prevailing market rates/fair values, on an arm's length basis.
Nature of concern or interest of the related party (financial/otherwise)

The Related Party would be the investee, where the Bank would purchase the securities issued by such Related Party.

The Related Party would be the seller, where the Bank would purchase the securities of related/unrelated parties from the Related Party.

Tenure of the transaction

In case of subscription to securities issued by the Related Party, tenure shaII depend on the terms of issue of the securities.

Tenure is not applicable in case of purchase of securities issued by related/unrelated parties from the Related Party.

Annual Report 2021-22

NOTICE

Particulars	Details of transactions
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2022)	3.17% (for each Related Party mentioned above).
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary's annual turnover on a standalone basis (Based on turnover for FY2022)	ICICI Prudential Life Insurance Company Limited: 12.95%
Details of financial indebtedness incurred for subscription of securities	The Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Parties as above.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security

Covenants,tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on debt securities will be as per prevailing market rate at the time of issuance. Primary market purchases of securities issued by Related Parties are subscribed on the same terms as offered to all prospective investors.

All securities are purchased by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Justification as to why the related party transaction is in the interest of the listed entity	The Bank actively engages in purchase of securities (issued by related/ unrelated parties), to manage its balance sheet, including for the maintenance of required regulatory ratio, and to optimise profits from the trading portfolio by taking advantage of market opportunities.
Valuation or other external party report	Subscription of securities issued by the Related Parties, and purchase of securities (whether in securities of related or unrelated parties) from the Related Parties are undertaken at prevailing market rates/fair values, on arm's length basis.

The Bank may be required to enter into transactions, as stated in the resolution at Item No. 16 during FY2024, on an arm's length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2024, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the revised threshold of "material related party transactions" under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed at an arm's length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective related parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee of the Board has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 16 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 16 of the accompanying Notice, for the approval of the Members.

The Members may please note that, in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 16 of the accompanying Notice.

NOTICE

Item No. 17

As per the provisions of Section 188 of the Companies Act, 2013 ("Act"), transactions with related parties which are on an arm's length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However,such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations,effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions",if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited ("Bank") may undertake sale of securities in the secondary market to counterparties (including related parties), at prevailing market rates/fair values, as may be applicable.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Associate)
Type of transaction	Sale of securities (issued by related or unrelated parties)
Value of the transaction (₹ in billions)	Aggregate value of transactions during FY2024 not exceeding ₹ 50.00 billion with each Related Party, as mentioned above.
Material terms	Secondary market sale of securities are done at prevailing market rate/fair value on an arm's length basis.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the buyer of the securities sold by the Bank.
Tenure of the transaction	Not applicable
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2022)	3.17% (for each Related Party mentioned above).
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary's annual turnover on a standalone basis (Based on turnover for FY2022)	ICICI Prudential Life Insurance Company Limited: 12.95%
Justification as to why the related party transaction is in the interest of the listed entity	The Bank may dispose of securities, to manage its balance sheet, for the maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the sale can be made to various interested parties, which may include Related Parties of the Bank too.
Valuation or other external party report	Sale of securities to Related Parties is done at prevailing market rates/ fair values, on arm's length basis.

Annual Report 2021-22

NOTICE

The Bank may be required to enter into transactions, as stated in the resolution at Item No. 17 during FY2024, on an arm's length basis and in the ordinary course of business, with Related Parties mentioned in the herein.

These transactions, during FY2024, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the revised threshold of "material related party transactions" under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed at an arm's length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective related parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be aIso sought for the resolution contained at Item No. 17 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 17 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 17 of the accompanying Notice.

Item No. 18

As per the provisions of Section 188 of the Companies Act, 2013 ("Act"), transactions with related parties which are on an arm's length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited ("Bank"), in the ordinary course of its banking business provides credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities. The pricing of these facilities to related parties is compared with the pricing calculators of the Bank/comparative rates offered to non-related parties.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Securities Limited (Subsidiary)
Type of transaction	Funded and non-funded credit facilities are provided by the Bank as a part of its normal banking business to all customers on the basis of uniform procedures, including to the Parties mentioned above.
Value of the transaction(₹ in billions)

I. ICICI Prudential Life Insurance Company Limited: Maximum limit of fund based and non-fund based facilities not exceeding ₹  25.00 billion

II. ICICI Securities Limited: Maximum limit of fund based and non-fund based facilities not exceeding ₹ 60.00 billion

NOTICE

Particulars	Details of transactions
Material terms

Type of facility and the term and tenure of the transaction, in each case, depends on the requests made by the customers (including the Parties as above) in the ordinary course. The facilities are considered for sanction, on such terms and conditions (incIuding rate of interest, security, tenure, etc.) as may be permitted under applicable RBI norms and relevant policies of the Bank incIuding the Bank's credit policy.

The pricing of the transaction is based on prevailing market rate and is on arm's length basis.

Nature of concern or interest of the related party (financial/otherwise)	Financial (The Related Party is a borrower herein).
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2022)	I. ICICI Prudential Life Insurance Company Limited: 1.59% II. ICICI Securities Limited: 3.81%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary's annual turnover on a standalone basis (Based on turnover for FY2022)	I. ICICI Prudential Life Insurance Company Limited: 6.48% II. ICICI Securities Limited: 174.58%
Details of financial indebtedness incurred for credit facility	The transaction forms part of the normal banking transaction of the Bank and the Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Parties as above.
Applicable terms of the credit facility
i. Covenants	The standard terms are as per applicable regulatory and the Bank's internal policy, as agreed with the borrowers
ii. Tenure	Upto 5 years depending upon the type of credit facilities
iii. Interest Rate(%)	Prevailing ICICI Bank lending rates linked to internal/external benchmark
iv. Repayment schedule	As per the term agreed with the borrowers
v. Secured/unseeured	Both secured/unsecured
vi. If secured, the nature of security	As per the terms agreed with the borrowers
Purpose for which the funds will be utilised by the ultimate beneficiary of funds (end-usage)	The operational requirement of the borrowing entity as stated above. The Bank ensures that the funds are used for the purpose specified at the time of availing credit.
Justification as to why the related party transaction is in the interest of the listed entity	The transactions are in furtherance of banking business of the Bank and are undertaken in accordance with laid down norms, policies and procedures (including credit appraisal, sanction and approval process).
Valuation or other external party report	Not applicable for the said transactions.

Annual Report 2021-22

NOTICE

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 18 during FY2024, at an arms' length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2024, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the revised threshold of "material related party transactions" under the SEBI Listing Regulations i.e. ₹  10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed at an arm's length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective related parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 18 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 18 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 18 of the accompanying Notice.

Item No. 19

As per the provisions of Section 188 of the Companies Act, 2013 ("Act"), transactions with related parties which are on an arm's length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity,whichever is lower.

ICICI Bank Limited ("Bank"), undertakes repurchase (repo) transactions and other permitted short-term borrowing transactions with eligible counterparties (including related parties) at prevailing market rates, and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Associate)
Type of transaction	Repurchase (repo) transactions and other permitted short-term borrowing transactions as under applicable regulations.
Value of the transaction(₹ in billions)	Aggregate value of transaction during FY2024 not exceeding ₹ 40.00 billion with each Party mentioned above.
Material terms	These are short term borrowing transactions undertaken at prevailing market rates in the ordinary course of banking business, in accordance with applicable RBI regulations/directions.
Nature of concern or interest of the related party (financial/otherwise)	Financial
Tenure of the transaction	As may be allowed under applicable RBI regulations

NOTICE

Particulars	Details of transactions
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2022)	2.54% (for each Related Party mentioned above).
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary's annual turnover on a standalone basis (Based on the turnover for FY2022)	ICICI Prudential Life Insurance Company Limited: 10.36%
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/ unrelated) in accordance with applicable RBI and other applicable regulations. The Bank undertakes these transactions to meet funding and liquidity requirements.
Valuation or other external party report	Not applicable for the said transactions

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 19 during FY2024, on an arm's length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2024, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the revised threshold of "material related party transactions" under the SEBI Listing Regulations i.e. ₹  10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions shall be executed at an arm's length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective related parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 19 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 19 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 19 of the accompanying Notice.

Item No. 20

As per the provisions of Section 188 of the Companies Act, 2013 ("Act"), transactions with related parties which are on an arm's length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited ("Bank") undertakes reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions with eligible counterparties (including its related parties at prevailing market rates, and as per applicable RBI regulations.

Annual Report 2021-22

NOTICE

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Lombard General Insurance Company Limited (Associate)
Type of transaction	Reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions
Value of the transaction(₹ in billions)	Aggregate value of transaction during FY2024 not exceeding ₹ 40.00 billion.
Material terms	These are short term lending transactions undertaken at prevailing market rates in the ordinary course of banking business in accordance with applicable RBI regulations/directions.
Nature of concern or interest of the related party (financial/otherwise)	Financial
Tenure of the transaction	As may be allowed under applicable RBI regulations.
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2022)	2.54%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary's annual turnover on a standalone basis (Based on turnover for FY2022)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/ unrelated) in accordance with applicable RBI regulations. The Bank undertakes these transactions as part of its liquidity management.
Valuation or other external party report	Not applicable for the said transactions

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 20 during FY2024, on an arm's length basis and in the ordinary course of business,with the Related Party mentioned herein.

These transactions, during FY2024, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the revised threshold of "material related party transactions" under the SEBI Listing Regulations i.e.₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed at an arm's length basis and in the ordinary course of business of the Bank and/or its related party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the related party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 20 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 20 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 20 of the accompanying Notice.

NOTICE

Item No. 21

As per the provisions of Section 188 of the Companies Act, 2013 ("Act"), transactions with related parties which are on an arm's length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations,effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited ("Bank") avails manpower services as per the terms agreed with the service provider on an arms' length basis, to meet the business requirements.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I-Process Services (India) Private Limited (Associate)
Type of transaction	Availing manpower services for certain activities of the Bank.
Value of the transaction (₹ in billions)	₹ 15.00 billion for FY2024
Material terms

I-Process Services (India) Private Limited provides manpower for non-critical and routine functions of the Bank, in the nature of human resource services in accordance with the terms and conditions mutually agreed upon.

Payment for human resource services provided includes salary and commission thereon and reimbursement of the overhead expenses at actuals.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party is a service provider herein.
Tenure of the transaction	The agreement is for the period April, 2021 to March, 2024
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2022)	0.95%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary's annual turnover on a standalone basis (Based on turnover for FY2022)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity	I-Process Services (India) Private Limited provides manpower services for certain routine and non-critical operations of the Bank. The outsourcing of routine and non-critical activities helps the Bank to improve efficiency and is therefore, in the interest of the Bank.
Valuation or other external party report	There is no valuation report relied upon by the Bank for aforesaid transaction.

Annual Report 2021-22

NOTICE

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 21 during FY2024, on an arm's length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2024, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the revised threshold of "material related party transactions" under the SEBI Listing Regulations i.e.₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed at an arm's length basis and in the ordinary course of business of the Bank and/or its related party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the related party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be a Iso sought for the resolution contained at Item No. 21 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 21 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 21 of the accompanying Notice.

Item No. 22

As per the provisions of Section 188 of the Companies Act, 2013 ("Act"), transactions with related parties which are on an arm's length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However,such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity,whichever is lower.

ICICI Bank Limited ("Bank") avails insurance services as per the terms agreed with the service provider on an arms' length basis, to meet the business requirements.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Prudential Life Insurance Company Limited (Subsidiary)
Type of transaction	Premium paid towards various policies and receipt claim on those policies.
Value of the transaction(₹ in billions)	I. Premium paid:₹ 15.00 billion II. Claim received: Value of transactions will vary as per the number of claims during the year.
Material terms	These transactions will be executed on an arm's length basis. The insurance policy benefits paid by the insurer company are as per the terms and conditions of the insurance policy and the insurer's claim settlement procedures.
Nature of concern or interest of the related party (financial/otherwise)	Financial (The Related Party is a service provider herein).
Tenure of the transaction	As per policy terms and conditions of the product opted for.

NOTICE

Particulars	Details of transactions
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2022)	I. Premium paid: 0.95% II. Claim received: Not applicable, as the amounts cannot be determined.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary's annual turnover on a standalone basis (Based on turnover for FY2022)	I. Premium paid: 3.89% II. Claim received: Not applicable, as the amounts cannot be determined.
Justification as to why the related party transaction is in the interest of the listed entity	ICICI Prudential Life Insurance Company Limited ("Insurer") provides various insurance products to cover mortality risk, morbidity risk and long-term retirement benefits for the Bank's employees as well as customers to whom loans are being granted. The Insurer also issues such policies to various unrelated corporate entities and financial institutions.
The Insurer settles claims as per the terms and conditions of the insurance policies based on the receipt of claims towards risk coverage and retirement benefits for the Bank's employees as well as customers to whom loans had been granted. Claims are settled on similar basis for all policies issued to related and non-related entities.
Valuation or other external party report	There is no valuation report relied upon by the Bank for aforesaid transaction.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 22 during FY2024, on an arm's length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2024, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the revised threshold of "material related party transactions" under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed at an arm's length basis and in the ordinary course of business of the Bank and/or its related party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the related party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 22 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 22 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 22 of the accompanying Notice.

Item Nos. 23 and 24

Background:

The Bank continuously strives to be a trusted financial services provider for customers and deliver long term value for stakeholders.

The Bank will continue to be guided by the twin principles of'One Bank, One ROE' emphasising the need to maximise the Bank's share of profitable growth opportunities, and 'Fair to Customer, Fair to Bank' emphasising the need to deliver fair value to customers while creating value for shareholders. The employees across roles and seniority are committed to operationalize the Bank's strategy.

Annual Report 2021-22

NOTICE

As an institution, your Bank has always believed in employee co-ownership and alignment of the rewards with the long-term value creation for the shareholders. With a view to align the employees' interest with that of the shareholders and to retain and achieve long-term performance, the Bank had implemented the 'Employees Stock Option Scheme-2000' ("ESOS 2000").

At this juncture, as we transition to the next phase of leveraging market opportunities and business growth, we seek to build ownership and long-term value creation amongst a larger set of mid-level and front-line managers. Their participation in the long-term growth of the Bank will be crucial for creating long term and sustainable shareholder value. In Iine with these considerations, a new share based employee benefits scheme namely 'ICICI Bank Employees Stock Unit Scheme - 2022' ("Scheme 2022"/"Scheme"), is being proposed with a broader coverage of eligible employees with grant of stock units ("Units") at exercise price of face value of the underlying equity shares of the Bank, which results in lesser equity dilution. The Scheme is aligned to the twin principles and overall strategic direction adopted by the Bank. Amongst the benefits mentioned herein, the Scheme would also augment the Bank's ability to attract and retain talent across these levels.

The following would inter-alia be the broad terms and conditions of the Scheme 2022:

A. Brief description

The Compensation Policy of the Bank which is framed in accordance with the 'Guidelines on Compensation of Whole Time Directors/Chief Executive Officers/ Material Risk Takers and Control Function staff' issued by Reserve Bank of India (RBI) on November 4, 2019 (and as may be amended by RBI from time to time) ("RBI Compensation Guidelines") permits the Bank to offer variable compensation in the form of share linked instruments.

The key objectives of the Scheme are to deepen the co-ownership amongst the (i) mid level and front-line managers, and (ii) employees of Bank's select unlisted wholly owned subsidiaries with the following key considerations:

i.	to enable employees' participation in the business as an active stakeholder to usher in an 'Owner-Manager' culture and to act as a retention mechanism;

ii.	to enhance motivation of employees; and

iii.    to enable employees to participate in the long term growth and financial success of the Bank.

The details of specific excluded categories of employees are given at point no. 'C' hereinbelow. Selection of Eligible Employees and quantum of distribution of Units could vary at the discretion of the 'Board Governance, Remuneration & Nomination Committee' ("Committee") of the Board. While making such selection, the Committee may consider factors such as length of service, grade, performance, conduct, present contribution, potential contribution of the Eligible Employee or such other factors as the Committee may decide relevant. The Bank would consider a suitable mix of options (under ESOS 2000) and the proposed Scheme as long-term variable pay tools at the different levels of management. For the Leadership Levels, the primary tool for long-term variable pay shall be options (under ESOS 2000), while for grades below Leadership Levels, the primary tool shall be Units under the Scheme 2022.

Besides continuity of employment, vesting shall also be dependent on achievement of certain corporate performance conditions. After vesting, the Eligible Employees may exercise the vested Units within the pre-defined exercise period. Each Unit is convertible into one equity share ("Share") of the Bank upon vesting and exercise.

The Committee shall administer the Scheme. All questions of interpretation of the Scheme shall be determined by the Committee and such determination shall be final and binding upon all persons having an interest in the Scheme.

B.    Total number of units to be offered/granted

It is proposed to grant/offer/issue up to 100,000,000 (Ten Crores) Units,in one or more tranches as may be determined by the Board over a period of 7 (seven) years from the date of approval of the Scheme by the shareholders, which shall entitle the Unit holder one fully paid-up equity share of face value of ₹ 2 of the Bank (as adjusted for any changes in capital structure of the Bank) against each Unit exercised and accordingly, up to 100,000,000 (Ten Crores) equity shares of face value of ₹ 2 each fully paid-up (approximately ₹ 1.44% of the equity share capital as on March 31, 2022) shall be allotted to the Eligible Employees under the Scheme upon exercise.

NOTICE

C.	Identification of classes of employees entitled to participate and be beneficiaries

•	All employees of the Bank who are exclusively working in India or outside India but shall exclude Managing Director & Chief Executive Officer, Executive Directors, Key Managerial Personnel, Senior Management Personnel and Material Risk Takers as on the date of the Grant.

•	List of Material Risk Takers include such senior employees of the Bank, as on date of grant, identified in accordance with the criteria laid down under the RBI Compensation Guidelines.

•	It also includes employees of the Bank who upon grant of Units under the Scheme 2022 are transferred or deputed or who resign from the Bank to join the Bank's subsidiary/associate/ holding company prior to vesting or exercising of such Units.

•	All employees of the Bank's unlisted wholly owned subsidiaries, who are exclusively working in India or outside India, excluding equivalent levels to Key Management Personnel, Senior Management Personnel, Material Risk Takers and wholetime Directors of the Bank as on the date of the Grant, which are aligned as a key delivery engine of the Bank's core operating franchise and in essence complement the business delivery of the Bank, including but not limited to:

o	ICICI Bank UK PLC

o	ICICI Bank Canada

o	ICICI Investment Management Company Limited (IIMCL)

The key principle considered for inclusion of these current subsidiaries is alignment of the business strategies to the overall strategic direction and business of the Bank. Few important points under consideration are as follows:

0	ICICI Bank UK PLC & ICICI Bank Canada are core international Banking subsidiaries of the Bank which work in tandem with ICICI Bank's India business. These subsidiaries are largely engaged in India linked businesses, private banking, remittances and NRI services.

0	IIMCL is a complementary business to the core retail & private banking franchise of the Bank. On account of regulatory guidelines,

the specialization of investment is anchored by IIMCL. As a part of the overall regulatory guidelines,the gamut of investment advisory services linked to the private banking business of the Bank is required to operate distinct from the rest of the pure distribution or execution services. This purpose is served by IIMCL. All the personnel provide advisory support exclusively to customers of the Bank and hence are directly linked to the private banking business, while maintaining arm's length nature of relationship between advisory and distribution function

D.	Requirements of vesting, period of vesting

The vesting of Units shall be essentially based on continuation of employment or service subject to minimum vesting period of 1 (one) year from the date of grant of Units and the vesting period would be spread over a minimum period of 3 (three) years from the date of grant of the Units. However, in case of death and permanent disability of an Eligible Employee in employment or service, condition of minimum vesting period of 1 (one) year shall not apply, in which case all the Units granted up to the death or permanent disability, as the case may be, shall vest as on date of such event. However, in the event of superannuation, the Units shall vest as may be determined by the Committee as per policy of the Bank and applicable laws. Provided however that in the event of death or permanent disability of the Eligible Employee after retirement but before vesting of Units,the whole of the Units shall immediately vest in the Eligible Employee's Successors or the Eligible Employee as the case may be.

Besides continuity of employment, vesting shall also be dependent on achievement of certain corporate performance parameter(s) such as:

i.	Risk Calibrated Core Operating profit;

ii.	Provision/asset quality;

iii.	Other parameters, if any, as the Committee may determine.

The performance parameter(s) for Control Functions of the Bank (which include Internal Audit, Risk & Compliance functions) would be governed by the regulatory guidelines.

In the event that an Eligible Employee, who has been granted Units under the Scheme, is transferred or

Annual Report 2021-22

NOTICE

deputed or resigns to join the Bank's subsidiary/ associate/holding company prior to vesting, the vesting as per the terms of grant shall continue in case of such transferred or deputed or resigned employee even after the transfer or deputation or resignation.

In the event that an Eligible Employee who has been granted benefits under the Scheme is subsequently designated as Key Managerial Personnel or Senior Management Personnel or Material Risk Taker but prior to vesting, the vesting as per the terms of grant shall continue even after such re-designation.

No Unit or any part thereof shall vest:

•	if the Eligible Employee's employment is terminated by the Bank for Cause; or

•	if the Eligible Employee voluntarily terminates employment with the Bank and the Units to the extent not vested shall lapse/expire and be forfeited forthwith.

E.	Maximum period within which the units shall be vested

Units granted under this Scheme shall vest not later than the maximum vesting period of 4 (four) years.

F.	Exercise Price or Pricing Formula

Exercise price shall be the face value of equity shares of the Bank i.e. ₹  2 for each unit (as adjusted for any changes in capital structure of the Bank).

In addition, the Employee shall also be liable to pay to the Bank the amount equivalent to the value of the perquisite tax and such taxes, as may be applicable, payable on exercise of the Units in accordance with the provisions of the Income Tax Act, 1961 and other applicable laws at the relevant time.

It is hereby clarified that the Bank shall be entitled to receive the entire consideration inclusive of applicable taxes at the time of exercise of the Units by the Eligible Employee, irrespective of when the Bank may be required to pay the tax to the relevant authorities.

G.	Exercise Period and Process of Exercise

From the date of vesting of the Units, the Eligible Employees shall be entitled to exercise the Units from time to time within such period as may be prescribed by the Committee for every grant, which period shall not exceed a period of 5 (five) years from the date of the respective vesting of the Units, or such shorter period as may be determined by the Committee.

The Units would be exercisable by the said Employees by submitting the requisite application form and payment of the exercise price amount and the amount equivalent to the value of the perquisite tax and such taxes, as may be applicable after which the shares would be allotted.

In the event of termination/superannuation/death/ permanent disability, Units will be exercised in accordance with Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 ("SEBI SBEB & SE Regulations") and as may be determined by the Committee in this regard.

In the event the Eligible Employee ceases to be in employment due to resignation or the employment is terminated without cause with the Bank (other than on account of death, retirement, or permanent disability) the vested Units, to the extent then unexercised, can be exercised by the Eligible Employee by payment of the exercise price and applicable taxes in full within a period of three months from the date of resignation or termination without cause or Exercise Period, whichever is earlier.

If the Eligible Employee's employment is terminated by the Bank for cause, the said Employee's vested Units, to the extent then unexercised, shall thereupon cease to be exercisable and shall lapse and stand terminated and expired forthwith.

In the event that an Eligible Employee, who has been granted Units under the Scheme 2022, is transferred or deputed or resigns to join the Bank's subsidiary/ associate/holding company prior to exercise, the exercise as per the terms of grant shall continue in case of such transferred or deputed or resigned employee even after the transfer or deputation or resignation.

In the event that an Eligible employee who has been granted benefits under the Scheme is subsequently designated as Key Managerial Personnel or Senior Management Personnel or Material Risk Taker of the Bank but prior to exercise,the exercise as per the terms of grant shall continue even after such re-designation.

The Committee may at its discretion, do all such acts, deeds, matters and things as may be necessary/desirable to facilitate exercise of Units by the Eligible Employees.

NOTICE

H.	The appraisal process for determining the eligibility of employees

In determining eligibility criteria for grant of Units as well as in determining the number of Units to be granted to an Eligible Employee, the Committee may consider factors such as length of service, grade, performance, conduct, present contribution, potentia I contribution of the Eligible Employee or such other factors as the Committee may decide relevant.

I.	Maximum number of units to be offered/issued per employee and in aggregate

Maximum of 100,000,000 (Ten Crores) Units, shall be granted in one or more tranches as may be determined by the Board over a period of 7 (seven) years from the date of approval of the Scheme by the shareholders, which shall entitle the Unit holder one fully paid-up equity share of face value of ₹ 2 of the Bank (as adjusted for any changes in capital structure of the Bank) against each Unit exercised and accordingly, up to 100,000,000 (Ten Crores) equity shares of face value of ₹ 2 each shall be allotted to all Eligible Employees taken together under the Scheme 2022. The Unit grants under the Scheme shall be made in one or more tranches as may be determined by the Committee from the date of approval of this resolution.

The maximum number of Units granted to any Eligible Employee shall not exceed 20,000 Units in any financial year and 0.14% of the total Units available for Grant over a period of 7 (seven) years from the date of approval of the Scheme by the shareholders.

J.	Maximum quantum of benefits to be provided per employee

The maximum quantum of benefits to the Employees under the Scheme 2022 will depend upon the market price of the equity shares of the Bank considered for the purpose of grant of Units within the overall maximum cap of 20,000 Units per employee in any financial year.

K.	Whether the stock unit scheme is to be implemented and administered directly by the Bank or through a Trust

The Scheme shall be implemented and administered directly by the Bank.

L    Whether the stock unit scheme involves new issue of shares by the bank or secondary acquisition by the Trust, or both

The Scheme involves new issuance of not exceeding 100,000,000 (Ten Crores) Units entitling the Unit holders to subscribe to an aggregate of not exceeding 100,000,000 (Ten Crores) fully paid-up equity shares of Bank of the face value of ₹ 2 each.

M.	The amount of loanto be provided for implementation of the stock unit scheme by the Bank to the trust, its tenure, utilization, repayment terms, etc.

Not Applicable

N.	Maximum percentage of secondary acquisition (subject to limits specified under the SEBI SBEB & SE Regulations) that can be made by the trust for the purposes of the stock unit scheme

Not Applicable

0.	Disclosure and accounting policies

The Bank shall comply with the applicable disclosure requirements and accounting policies prescribed by SEBI, specifically under the SEBI SBEB & SE Regulations, RBI and any other concerned regulatory authority.

P.	Method to value units granted under the Scheme

The Bank shall use the Fair Value method to value Units.

Q.	Declaration as to disclosure

In case the Bank accounts the units under the intrinsic value method, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the Units and the impact of this difference on profits and on Earning Per Share (EPS) of the Bank shall also be disclosed in the Directors' Report.

R.	Period of lock- in

The equity shares arising out of exercise of vested Units shall not be subject to any lock-in restrictions except such restrictions as may apply under the applicable laws/regulatory authority from time to time.

Annual Report 2021-22

NOTICE

S.	Terms and conditions for buyback, if any, of specified securities covered under the SEBI SBEB & SE Regulations

None

T.	Applicability of Malus and Claw back

The benefits accrued and/or availed under the Scheme shall be subject to Malus and Claw back conditions in line with the extant Compensation Policy of the Bank as amended from time to time and relevant RBI guidelines as amended from time to time.

The Board of the Bank at its meeting held on June 28, 2022, based on the recommendations of the Committee, has approved the Scheme, subject to the approval of Members.

In terms of Section 62(1)(b) of the Companies Act, 2013 and Rules made thereunder read with Regulation 6 of the SEBI SBEB & SE Regulations, the Bank seeks approval of the Members for implementation of the Scheme and grant of Units thereunder to the Eligible Employees, as decided from time to time as per provisions of the Scheme read with provisions of the SEBI SBEB & SE Regulations.

The Board recommends the Resolution at Item Nos. 23 and 24 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are concerned or interested, financially or otherwise,in the passing of these resolutions.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, June 28, 2022

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722286	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531228

NOTICE

ANNEXURE I TO ITEM NOS. 6 TO 14 OF THE NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Ms. Neelam Dhawan

Name of the Director	Ms. Neelam Dhawan (DIN: 00871445)
Age	62 years 8 months
Date of first appointment on Board	The Board at its Meeting held on January 12, 2018 approved the appointment of Ms. Neelam Dhawan as an Additional Independent Director of the Bank for five years with effect from January 12, 2018 to January 11, 2023, subject to the approval of Members. The Members at the Annual General Meeting held on September 12, 2018 approved the appointment of Ms. Dhawan as an Independent Director.
Brief resume including qualification and experience

Ms. Neelam Dhawan is an Economics Graduate from St Stephen's College, Delhi University. She also has a MBA degree from Faculty of Management Studies, University of Delhi, India. Ms. Dhawan has over 38 years of experience in the information technology industry. Starting from 1982, she has held various positions across HCL, IBM, Microsoft and Hewlett Packard. She has been Managing Director and leader of the Country businesses for 11 years for Microsoft and later Hewlett Packard in India. Her last executive assignment was that of Vice President for Global Industries, Strategic Alliances, and Inside Sales for Asia Pacific and Japan, for Hewlett Packard Enterprise till March 2018.

Over several years, leading business journals such as Fortune (international edition), Forbes and Business Today have recognized her as one of the Most Powerful Women in Business. Her main area of expertise are managing complex technology businesses in highly matrixed organizations. She has experience of IT transformation across multipie industries: banking and fina nee, telecommunications, manufacturing, health care and government.

She has been a key participant in shaping the IT industry in India. Her career span covered the industry's major milestones and had the opportunity to work alongside the key architects of the sector in India. She was on the NASSCOM Executive Council from 2009 to 2017 and made significant contributions to the industry strategy and public policy frameworks.

Expertise in specific functional areas	Banking, Information Technology, Human Resources and Business Management.
Other Directorships (as on June 28, 2022)	1. Yatra Online Inc 2. Skylo Technologies Inc 3. Capita PLC 4. Capillary Technologies India Limited 5. Yatra Online Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 28, 2022)

ICICI Bank Limited

Board Governance,Remuneration & Nomination Committee- Chairperson

Fraud Monitoring Committee

Information Technology Strategy Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

Annual Report 2021-22

NOTICE

Yatra Online Inc.

Compensation Committee- Chairperson

Nominating and Corporate Governance Committee- Chairperson

Capita PLC

Nomination Committee Audit and Risk Committee Remuneration Committee

Capillary Technologies India limited

Risk Management Committee- Chairperson

Audit Committee

Nomination and Remuneration Committee

Yatra Online limited

Corporate Social Responsibility Committee- Chairperson

Stakeholders Relationship Committee- Chairperson

Nomination and Remuneration Committee

IPO Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 24, 2022)	Nil
No. of board meetings attended during the financial year (FY2022)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term commencing from January 12, 2023 to January 11, 2026, subject to the approval of Members.

As an Independent Director, she is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board and each meeting of the Board Governance, Remuneration & Nomination Committee,Fraud Monitoring Committee and Information Technology Strategy Committee attended by her. She is also entitled to a fixed remuneration of ₹ 2,000,000 per annum.

The Review Committee for identification of wilful defaulters/non co-operative borrowers, constituted by the Bank, comprises of MD & CEO as Chairman and any two Independent Directors as members, with the Independent Director attending the Meeting being entitled to a sitting fee of ₹ 100,000 for each Meeting.

The details of remuneration paid to Ms. Dhawan in FY2022 is provided in the Directors' Report.

NOTICE

Mr. Uday Chitale

Name of the Director	Mr. Uday Chitale (DIN: 00043268)
Age	72 years 8 months
Date of first appointment on Board	The Board at its Meeting held on January 17, 2018 approved the appointment of Mr. Uday Chitale as an Additional Independent Director of the Bank for five years with effect from January 17, 2018 to January 16, 2023 subject to the approval of Members. The Members at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Chitale as an Independent Director.
Brief resume including qualification and experience	Mr. Uday Chitale, a Chartered Accountant with professional standing of over 45 years, was a Senior Partner of M/s M. P. Chitale & Co, Chartered Accountants upto June 30, 2021. His professional experience encompasses auditing & assurance and business/management advisory services to diverse mix of corporate clients including banking and financial institutions. He is also active in the field of arbitration and conciliation of commercial disputes. He is accredited mediator of CEDR (UK) besides being on the panel of experts of leading arbitration and ADR centres/ institutions in India. He has served on the boards of prominent companies and notably, he was a board member during ICICI Bank's formative years during 1997-2005. He served on the global Board of Directors and as VP-Asia Pacific of the worldwide association of accounting firms, DFK International. He is also a member of the Board of Governors of National Institute of Securities Markets (NISM) promoted by SEBI.
Expertise in specific functional areas	Accountancy, Banking, Finance, Alternate Dispute Resolution (ADR), Auditing & Assurance
Other Directorships (as on June 28, 2022)	1. ICICI Lombard General Insurance Company Limited 2. India lnfradebt Limited 3. Indian Council for Dispute Resolution
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 28, 2022)

ICICI Bank Limited

Audit Committee- Chairman

Corporate Social Responsibility Committee

Stakeholders Relationship Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

ICICi Lombard General Insurance Company Limited

Board Nomination and Remuneration Committee- Chairman

Strategy Committee- Chairman

Corporate Social Responsibility & Sustainability Committee- Chairman

Audit Committee

Policyholders Protection Committee

Risk Management Committee

India lnfradebt Limited

Audit Committee- Chairman

Board Governance,Remuneration and Nomination Committee- Chairman

Board Risk Management Committee

Corporate Social Responsibility Committee

Committee of Directors

Annual Report 2021-22

NOTICE

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 24, 2022)	Nil
No. of board meetings attended during the financial year (FY2022)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term commencing from January 17, 2023 to October 19, 2024, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board and each meeting of the Audit Committee, Corporate Social Responsibility Committee and Stakeholders Relationship Committee attended by him. He is also entitled to a fixed remuneration of ₹ 2,000,000 per annum.

The Review Committee for identification of wilful defaulters/non co operative borrowers, constituted by the Bank, comprises of MD & CEO as Chairman and any two Independent Directors as members, with the Independent Director attending the Meeting being entitled to a sitting fee of ₹ 100,000 for each Meeting.

The details of remuneration paid to Mr. Chitale in FY2022 is provided in the Directors' Report.

Mr. Radhakrishnan Nair

Name of the Director	Mr. Radhakrishnan Nair (DIN: 07225354)
Age	67 years 3 months
Date of first appointment on Board	The Board at its Meeting held on May 2, 2018 approved the appointment of Mr. Radhakrishnan Nair as an Additional Independent Director of the Bank for five years with effect from May 2, 2018 to May 1, 2023, subject to the approval of Members. The Members at the Annual General Meeting held on September 12, 2018 approved the appointment of Mr. Nair as an Independent Director.
Brief resume including qualification and experience

Mr. Radhakrishnan Nair holds degrees in Science, Securities Laws, Management and Law. He has around forty years of experience in the banking industry and in the field of securities and insurance regulation. He started his banking career with Corporation Bank in August 1976 and in 2003 he became General Manager, in charge of Recovery Management Division, Legal Service Division and Credit Risk Management Division and development of priority sector lending and regional rural banks.

He has also served as the Managing Director of Corporation Bank Securities Limited. During his tenure at Corporation Bank, he was responsible for development of priority sector lending and regional rural bank which covered the areas of agriculture, small scale industry and other priority sector areas. In July 2005, he became an Executive Director at Securities and Exchange Board of India (SEBI), where he handled the Investment Management Department (mutual funds,

NOTICE

venture capital funds and foreign venture capital investors), Corporate Debt Department, Economic and Policy Analysis Department, Office of lnvestor Assistance and Education and Surveillance. In March 2010, he joined Insurance Regulatory and Development Authority of India (IRDAI) as Member (Finance and Investment). During his tenure he ushered in new investment and accounting regulations for the life insurance and general insurance sectors. He was also involved in framing the new regulatory architecture for Unit Linked Insurance Plans and also chaired the committee on implementing IFRS and the new corporate governance framework for insurers.

Mr. Nair has rich and varied experience in branch, regional and corporate banking apart from treasury management and foreign exchange management. He was the Managing Director of Corpbank Securities Limited from 1999 to 2003, a Primary Dealership, licensed by RBI. He was member of the IOSCO sub-committee on Investment Management, lnvestor Compensation and Protection, Private Equity from 2008 to 2010. At the IAIS he was the nominee on Sub-Committees on accounting, auditing, governance, group supervision, insurance standards and financial stability.

He was SEBI nominee on NACAS from 2005 to 2010, Investor Protection and Compensation Committee (MCA) and IRDA nominee on the RBI Technical Committee on Money, Government Securities and Foreign Exchange Markets, SEBI COBOSAC from 2010 to 2015.

Mr. Nair is also a Trustee in NPS Trust and an Independent Member of Kerala Infrastructure Investment Fund Board.

Expertise in specific functional areas	Accountancy, Agriculture and RuraI Economy, Banking, Co-operation, Economics, Finance, Law, Small Scale Industry, Payment and Settlement Systems, Human Resources, Risk Management, Business Management, Insurance, Securities, Treasury Management, Foreign Exchange Management.
Other Directorships (as on June 28, 2022)

1. ICICI Prudential Life Insurance Company Limited

2. ICICI Securities Primary Dealership Limited

3. lnditrade Capital Limited

4. Axis Mutual Fund Trustee Limited

5. Geojit Financial Services Limited

6. Geojit Credits Private Limited

7. Brickwork Ratings India Private Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 28, 2022)

ICICI Bank Limited

Fraud Monitoring Committee- Chairman

Corporate Social Responsibility Committee

Audit Committee

Review Committee for identification of wilful defaulters/non co-operative borrowers

ICICI Prudential Life Insurance Company Limited

Board Audit Committee- Chairman

With Profits Committee- Chairman

Board Investment Committee

Board Risk Management Committee

Stakeholders Relationship Committee

Annual Report 2021-22

NOTICE

ICICI Securities Primary Dealership Limited

Risk Management & IT Strategy Committee- Chairman

Stakeholders Relationship Committee- Chairman

lnditrade Capital Limited

Audit Committee

Geojit Financial Services Limited

Nomination and Remuneration Committee Audit Committee

Geojit Credits Private Limited

Nomination and Remuneration Committee- Chairman

Audit Committee

Brickwork Ratings India Private Limited

Nomination and Remuneration Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 24, 2022)	Nil
No. of board meetings attended during the financial year (FY2022)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Re-appointed as an Independent Director of the Bank for a second term commencing from May 2, 2023 to May 1, 2026, subject to the approval of Members.

As an Independent Director, he is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board and each meeting of the Fraud Monitoring Committee, Corporate Social Responsibility Committee and Audit Committee attended by him. He is also entitled to a fixed remuneration of ₹ 2,000,000 per annum.

The Review Committee for identification of wilful defaulters/non co-operative borrowers, constituted by the Bank, comprises of MD & CEO as Chairman and any two Independent Directors as members, with the Independent Director attending the Meeting being entitled to a sitting fee of ₹ 100,000 for each Meeting.

The details of remuneration paid to Mr. Nair in FY2022 is provided in the Directors' Report.

NOTICE

Mr. Rakesh Jha

Name of the Director	Mr. Rakesh Jha (DIN: 00042075)
Age	50 years 8 months
Date of first appointment on Board	The Board at its Meeting held on April 23, 2022 approved the appointment of Mr. Rakesh Jha as an Additional Director and Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 1, 2022 or the date of approval of his appointment by Reserve Bank of India, whichever is later.
Brief resume including qualification and experience

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas including financial reporting, planning, strategy, asset-liability management and investor relations. He was designated the Deputy Chief Financial Officer of ICICI Bank in May 2007, Chief Financial Officer in October 2013 and Group Chief Financial Officer in June 2018. The Board of Directors of ICICI Bank Limited, at its Meeting held on April 23, 2022, has approved the appointment of Mr. Rakesh Jha as a Wholetime Director (designated as Executive Director) of the Bank subject to regulatory approvaIs for a period of five years effective from May 1, 2022 or the date of approvaI of his appointment by Reserve Bank of India,whichever is later. His responsibilities include retail banking, rural & agriculture and small and medium enterprise businesses for the Bank.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance,Accountancy, Economics and Information Technology
Other Directorships (as on June 28, 2022)	1. ICICI Venture Funds Management Company Limited 2. ICICI Lombard General Insurance Company Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 28, 2022)	ICICI Venture Funds Management Company Limited Audit Committee Corporate Social Responsibility Committee ICICI Lombard General Insurance Company Limited Risk Management Committee Strategy Committee
Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 24, 2022)	165,000 equity shares
No. of board meetings attended during the financial year (FY2022)	Not applicable
Terms and conditions of appointment or re-appointment including remuneration	Wholetime Director liable to retire by rotation. Terms of remuneration would be as approved by RBI and Members from time to time.

Annual Report 2021-22

NOTICE

Mr. Sandeep Bakhshi

Name of the Director	Mr. Sandeep Bakhshi (DIN: 00109206)
Age	62 years 1 month
Date of first appointment on Board

The Board at its Meeting held on June 18, 2018 approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director and Chief Operating Officer (Designate). Reserve Bank of India (RBI) and Members approved the said appointment effective July 31, 2018.

The Board at its Meeting held on October 4, 2018 approved the appointment of Mr. Bakhshi as Managing Director and Chief Executive Officer (MD & CEO) for a period of five years, subject to approval of RBI and Members. RBI and Members approved the appointment of Mr. Bakhshi as MD & CEO for a period effective from October 15, 2018 upto October 3, 2023.

Brief resume including qualification and experience

Mr. Sandeep Bakhshi is the MD & CEO of ICICI Bank since October 15, 2018. Prior to his appointment as MD & CEO,he was a Wholetime Director and the Chief Operating Officer of the Bank.

Mr. Bakhshi has been with the ICICI Group since 1986 and has handled various assignments across the group in ICICI Limited, ICICI Lombard General Insurance, ICICI Bank and ICICI Prudential Life Insurance.

He grew up in a defence services family and has attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur.

Expertise in specific functional areas	Banking, Finance, Business Management and Insurance
Other Directorships (as on June 28, 2022)	None
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 28, 2022)

ICICI Bank Limited

Credit Committee- Chairman

Review Committee for identification of wilful defaulters/non co-operative borrowers- Chairman

Customer Service Committee

Fraud Monitoring Committee

Committee of Executive Directors

Committee of Senior Management

Asset Liability Management Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 24, 2022)	782,500 equity shares
No. of board meetings attended during the financial year (FY2022)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bakhshi in FY2022 is provided in the Directors' Report.

NOTICE

Mr. Anup Bagchi

Name of the Director	Mr. Anup Bagchi (DIN: 00105962)
Age	51 years 11 months
Date of first appointment on Board

The Board at its Meeting held on October 14, 2016 approved the appointment of Mr. Anup Bagchi as a Wholetime Director (designated as an Executive Director) for a period of five years effective February 1,2017, subject to approval of Reserve Bank of India (RBI) and Members. RBI and Members have approved the said appointment for five years effective February 1, 2017.

The Board at its Meeting held on April 24, 2021 and the Members at the Annual General Meeting held on August 20, 2021 approved the re-appointment of Mr. Bagchi as Wholetime Director (designated as Executive Director) of the Bank for a period of five years or date of retirement, whichever is earlier effective from February 1, 2022, subject to the approval of RBI. RBI approved the re-appointment of Mr. Bagchi as an Executive Director of the Bank for a period of three years effective from February 1, 2022.

Brief resume including qualification and experience

Mr. Anup Bagchi is an Executive Director of ICICI Bank since February 1, 2017. He heads the wholesale banking business of the Bank. He is responsible for domestic and international Wholesale Banking Group, Proprietary Trading Group, Markets Group and Transaction Banking Group at the Bank. He had worked extensively in the areas of retail banking, treasury, investment banking, small scale industry, and payment and settlement systems. Earlier, he was the Managing Director & CEO of ICICI Securities Limited.

He has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology,Kanpur. He has been with the ICICI Group since 1992.

He has represented the ICICI Group in various regulatory committees of key bodies such as RBI and SEBI. He was a member of RBI's Expert Committee on Micro, Small & Medium Enterprises and of SEBI's Committee on Financial and Regulatory Technologies (CFRT). He was in the Executive Committee of National Securities Depository Ltd., (NSDL), Advisory Committee of BSE Limited and was co Chairman of FICCI's Capital Markets Committee. He was also a member of SEBI's Secondary Markets Advisory Committee (SMAC), Fair Market Conduct Committee and Committee on Financial and Regulatory Technologies and Risk Management Review Committee.

He has been honoured with 'The Asian Banker Retail Finance Person of the Year Award in Asia Pacific' at The Asian Banker Excellence in Retail Financial Services Awards 2021 for helping grow the bank's retail business through digital transformation.

Expertise in specific functional areas	Accountancy, Banking, Economics, Finance, Small Scale Industry, Information Technology, Payment and Settlement Systems, Risk Management, Business Management, Retail & Rural and Inclusive Banking, Strategy and Corporate Planning, Securities, Business Strategy, Retail Broking, Corporate Banking, Investment Banking, Treasury Control and Services

Annual Report 2021-22

NOTICE

Other Directorships (as on June 28, 2022)	1.	ICICI Home Finance Company Limited
	2.	ICICI Prudential Life Insurance Company Limited
	3.	ICICI Securities Limited
	4.	ICICI Prudential Asset Management Company Limited
	5.	Comm Trade Services Limited
Chairmanship/Membership of Committees	ICICI Bank Limited
in Companies in which position of Director	Stakeholders Relationship Committee
is held (as on June 28, 2022)	Corporate Social Responsibility Committee Information Technology Strategy Committee Customer Service Committee

Credit Committee

Fraud Monitoring Committee

Committee of Executive Directors

Committee of Senior Management

Asset Liability Management Committee

Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

ICICI Home Finance Company Limited

Management Committee- Chairman

Board Governance, Nomination and Remuneration Committee

ICICI Prudential life Insurance Company Limited

Board Customer Service & Policyholders' Protection Committee

Board Risk Management Committee

Strategy Committee

ICICI Securities Limited

Nomination & Remuneration Committee

ICICI Prudential Asset Management Company Limited

Investment Committee- Chairman

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 24, 2022)	Nil
No. of board meetings attended during the financial year (FY2022)	10/10
Terms and conditions of appointment or re-appointment including remuneration	Whole-time Director liable to retire by rotation. Terms of remuneration as approved by RBI and Members from time to time.
The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bagchi in FY2022 is provided in the Directors' Report.

NOTICE

Mr. Sandeep Batra

Name of the Director	Mr. Sandeep Batra (DIN: 03620913)
Age	56 years 5 months
Date of first appointment on Board	The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as an Executive Director) of the Bank for a period of five years effective from May 7, 2019 or the date of receipt of approval from Reserve Bank of India (RBI), whichever is later. RBI vide its letter dated December 22, 2020 communicated its approval for the appointment of Mr. Batra as an Executive Director of the Bank for a period of three years from the date of his taking charge as an Executive Director. The Board of Directors vide a circular resolution dated December 23, 2020 recorded December 23,2020 as the effective date of appointment and taking charge by Mr. Batra as an Executive Director of the Bank.
Brief resume including qualification and experience

Mr. Sandeep Batra is an Executive Director on the Board of ICICI Bank since December 23, 2020. Mr. Batra, a Chartered Accountant and a Company Secretary, has been with the ICICI Group since 2000. He holds responsibilities of the Corporate Centre at the Bank.

He is responsible for the Credit,Corporate Communications,Data Science, Finance, Human Resource, Legal, Operations and Customer Service, Technology & Secretarial Groups. He is also administratively responsible for Risk function, Internal Audit and Compliance Groups.

In his previous stint with ICICI Bank, Mr. Batra was Group Compliance Officer. He has been a founder member of the ICICI Prudential Life Insurance Company Limited where he worked as Chief Financial Officer from September 2000 till 2006 and then as Executive Director and a member of its Board from January 2014 till July 2018. At ICICI Prudential Life, he was also instrumental in leading the company to India's first IPO in the insurance space.

Expertise in specific functional areas	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities and Governance
Other Directorships (as on June 28, 2022)

1. ICICI Prudential Life Insurance Company Limited

2. ICICI Lombard General Insurance Company Limited

3. ICICI Prudential Asset Management Company Limited

4. ICICI Venture Funds Management Company Limited

5. ICICI Bank UK PLC

Chairmanship/Membership of Committees	ICICI Bank Limited
in Companies in which position of Director	Risk Committee
is held (as on June 28, 2022)	Information Technology Strategy Committee
Committee of Executive Directors Committee of Senior Management Asset Liability Management Committee
Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

ICICI Prudential life Insurance Company Limited
Board Audit Committee
Board Investment Committee
Board Nomination and Remuneration Committee
With Profits Committee

Annual Report 2021-22

NOTICE

ICICI lombard General Insurance Company Limited

Audit Committee

Board Nomination and Remuneration Committee

Investment Committee

ICICI Prudential Asset Management Company Limited

Committee of Directors- Chairman

Audit Committee

Risk Management Committee

Nomination and Remuneration Committee

ICICI Venture Funds Management Company Limited

Nomination and Remuneration Committee

ICICI Bank UK PLC

Board Governance Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on June 24, 2022)	133,000 equity shares
No. of board meetings attended during the financial year (FY2022)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Batra in FY2022 is provided in the Directors' Report.

Ms. Vishakha Mulye

Name of the Director	Ms. Vishakha Mulye (DIN: 00203578)
Age	53 years 4 months
Date of first appointment on Board

The Board at its Meeting held on November 16, 2015 approved the appointment of Ms. Vishakha Mulye as a Wholetime Director (designated as Executive Director) for a period of five years, subject to approval of Reserve Bank of India (RBI) and Members. RBI and Members approved the said appointment for five years effective January 19, 2016.

The Board at its Meeting held on May 9, 2020 and the Members at the Annual General Meeting held on August 14, 2020 approved the re appointment of Ms. Mulye as Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from January 19, 2021, subject to the approval of RBI. RBI approved the re-appointment of Ms. Mulye as an Executive Director of the Bank for a period of three years effective from January 19, 2021.

Ms. Mulye ceased to be Executive Director with effect from May 31, 2022 consequent to her decision to pursue career opportunities outside the ICICI Group.

NOTICE

Brief resume including qualification and experience	Ms. Mulye is a Chartered Accountant by qualification. In a career spanning thirty years at ICICI Bank, she had held many significant roles and led several strategic initiatives. She had handled several responsibilities in the areas of strategy, treasury & markets, proprietary equity investing and management of long-term equity investments, structured finance, management of special assets and corporate & project finance. In her last role as an Executive Director of ICICI Bank, she was in charge of domestic and international Wholesale Banking Group, Proprietary Trading Group, Markets Group and Transaction Banking Group.
Expertise in specific functional areas	Accountancy, Banking, Finance, Human Resources, Risk Management, Business Management, Investments, Insurance, Strategy, Treasury & Markets, Investment Banking,Investor Relationship, Corporate Banking & Relationship Management
Other Directorships (as on June 28, 2022)	Not Applicable
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on June 28, 2022)	Not Applicable
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on May 27, 2022)	847,925 equity shares including 647,925 equity shares as joint holder
No. of board meetings attended during the financial year (FY2022)	10/10
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Ms. Mulye in FY2022 is provided in the Directors' Report.

By Order of the Board

Ranganath Athreya

Company Secretary

ACS: 7356

Mumbai, June 28, 2022

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722286	Corporate Office: ICICI BankTowers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-26538900 Fax: 022-26531228

Annual Report 2021-22

NOTICE

ANNEXURE II

INSTRUCTIONS ON DEDUCTION OF TAX AT SOURCE ON DIVIDEND

As per the Income-tax Act, 1961 ("Act"), as amended by the Finance Act, 2020, dividend paid or distributed by Bank after April 1, 2020 shall be taxable in the hands of the shareholders. The Bank shall therefore be required to deduct tax at source (TDS) under Section 194 of the Act or Section 195 of the Act at the prescribed rates at the time of making the payment of the said dividend to shareholders. The TDS rate would vary depending on the residential status of the shareholder and the documents submitted by them and accepted by the Bank. Further, higher rate of TDS would be applicable if pursuant to Section 206AA of the Act valid permanent account number (PAN) has not been provided by shareholder or pursuant to Section 206AB of the Act shareholder being a specified person.

A specified person is one who has not complied with filing of income tax returns for last year and is having TDS of ₹  50,000 or more in the previous year. A non-resident not having permanent establishment in India is not considered as a specified person.

Accordingly, the final dividend will be paid by the Bank after deducting tax at source, as applicable, as explained herein.

A.	Resident Shareholders

1.	For Resident Shareholders, TDS wiII be applicable at 10% on the amount of dividend. In case valid PAN is not provided or shareholder is a specified person,then the TDS will be applicable at 20% of the amount of dividend. Accordingly, shareholders who have not provided their PAN are requested to provide the same to the Bank or KFin Technologies Limited (KFin), Registrar and Share Transfer Agent (R & T Agent) of the Bank (in respect of shares held in physical form) or to the Depository Participant (in respect of shares held in dematerialised form) immediately.

No tax shall be deducted on the dividend payable if either of the below two conditions are fulfilled:

•	Total dividend payable to a resident individual shareholder does not exceed ₹ 5,000 per year.

•	The shareholder has provided duly filled and signed Form 15G (applicable to any Person other than a company or a Firm)/Form 15H (applicable to an Individual above the age of 60 years) with valid PAN and provided that all the required eligibility conditions are met.

2.	The following Tax Resident Shareholders should be eligible for nil/lower rate of TDS upon providing the documents to the Bank mentioned hereunder to the satisfaction of the Bank:

Sr. No.	Particulars	Applicable Rate of TDS	Documents Required
a.	Insurance Companies	Nil	• Declaration that it is an Insurance company as specified under Proviso to Section 194 of the Act • SeIf-attested copy of certificate of registration with IRDAI • Self-attested copy of PAN card
b.	Government, Reserve Bank of India (RBI), Specified Corporations established by or under Central Act whose income is exempt from tax, and Mutual Funds specified under Section 10(23D) of the Act	Nil	• Declaration that it is covered by Section 196(iii) of the Act read with the Circulars issued thereunder • Self-attested copy of relevant registration documents • Self-attested copy of PAN card

NOTICE

Sr. No.	Particulars	Applicable Rate of TDS I Documents Required
c.	Category - I & II Alternative Investment Funds (AIF) registered with the Securities and Exchange Board of India (SEBI)	Nil

•

Declaration that its income is exempt under Section 10(23FBA) of the Act and they are governed by SEBI regulations as Category I or Category II AIF

•

Self-attested copy of SEBI AIF registration certificate

•

Self-attested copy of the PAN card

d.	Shareholders exempted from TDS provisions in terms of any provisions of the Act or CBDT Circular or notification	Nil rate of TDS	•

Declaration that it is covered by CBDT circular or Notification

•

Documentary evidence supporting the exemption status in terms of any provisions of the Act or CBDT Circular or notification

•

Self-attested copy of PAN card

e.	All resident shareholders	Rate specified in the low deduction certificate issued by the income tax department	• Self-attested copy of certificate under Section 197 of the Act • Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A

B.	Non-Resident Shareholders

1.	For Non-resident shareholder being Depositary for American Depository Receipt (ADR), TDS will be applicable under Section 196C of the Act at 10% on the amount of dividend payable.

2.	For Non-resident institutional shareholders being Foreign Institutional Investor/Foreign Portfolio Investor (FII/FPI), TDS will be applicable under Section 196D of the Act, at 20% or as per the rate in any applicable Double Tax Avoidance Agreement (tax treaty) on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

3.	For other Non-resident shareholders, TDS will be applicable in accordance with the provisions of Section 195 of the Act, at the rates in force which is currently 20% or as per the rate in any applicable tax treaty on submission of documents mentioned below,whichever is lower, on the amount of dividend payable.

4.	The non-resident shareholders who has a permanent establishment in India and is a specified person would be liable for twice the rate of TDS as applicable to them.

5.	If certificate under Section 197/195 of the Act is obtained by non-resident shareholders for lower/Nil withholding of taxes, rate specified in the said certificate shall be considered based on submission of self-attested copy of the same. Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A.

Annual Report 2021-22

NOTICE

Pursuant to Section 90(2) of the Act, non-resident shareholders (other than Depositary for ADRs) have the option to be avail the benefit of tax treaty between India and the countries of their tax residence for which such non-resident shareholders will have to provide the following documents, to the satisfaction of the Bank:

1.	Self-attested copy of the PAN allotted by the Indian Income Tax authorities; If the PAN is not allotted, please submit self-declaration.

2.	Self-attested copy of Tax Residency Certificate (TRC) (for FY 2022-23) obtained from the tax authorities of the country of which the shareholder is resident. In case, the TRC is furnished in a language other than English, the said TRC would have to be translated from such other language to English language and thereafter duly notarized and apostilled copy of the TRC would have to be provided.

3.	Self-declaration in Form 10F for FY 2022-23 if all the details required in this Form are not mentioned in the TRC;

4.	Self-declaration by the non-resident shareholder as to:

•	Eligibility to claim tax treaty benefits based on the tax residential status of the shareholder;

•	The shareholder did not at any time during the relevant year have permanent establishment/fixed base in India in accordance with the applicable tax treaty;

•	Shareholder being the beneficial owner of the dividend income to be received on the equity shares.

Please note that in case of non-resident shareholders Self Declaration of No Permanent Establishment and Beneficial ownership should be on the letterhead of the shareholder for claiming tax treaty benefits and/or to avoiding higher TDS as per Section 206AB of the Act.

Please note that the Bank in its sole and absolute discretion reserves the right to caII for any further information and/or to apply domestic law/tax treaty for TDS.

GENERAL INSTRUCTIONS

1.	All the above referred TDS rates shall be duly enhanced by applicable surcharge and cess,wherever applicable.

2.	Members are requested to register/intimate changes, if any,pertaining to their name, postal address, e-mail address, telephone/mobile numbers,Permanent Account Number (PAN),mandates,nominations, bank details such as, name of the bank and branch details, bank account number, MICR code, IFSC code, etc.:

a.	For shares held in dematerialised form: to their respective Depository Participants (DPs).

b.	For shares held in physical form: to the Bank/R & T Agent in prescribed Form ISR-1 and other forms pursuant to SEBI Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2021/655 dated November 3, 2021. Members can access Forms prescribed by SEBI on the website of the Bank at https: //www.icicibank.com/aboutus/ invest-relations.page?#toptitle and on the website of the Bank's R & T Agent, KFin at https://ris.kfintech.com/ clientseryices/isc/default.aspx#isc download hrd.

3.	Please note that for the purpose of complying with the applicable TDS provisions, the Bank will rely on the above mentioned information as on Record Date i.e. August 10, 2022 as per the details available with the Depositories/ R & T Agent.

4.	In order to enable the Bank to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, Shareholders are requested to provide/submit documents as applicable to them on or before August 10, 2022 (6:00p.m. IST) at https: //ris.kfintech.com/form15/forms.aspx?q=O.

5.	The dividend will be paid after deduction of tax at source as determined on the basis of the documents provided by the respective shareholders as applicable to them and being found to be complete and satisfactory in accordance with the Act. The Bank shall arrange to dispatch the TDS certificate to the shareholder.

NOTICE

6.	No communication on the tax determination/deduction in respect of the said dividend shall be entertained post the above mentioned date and time. It may be further noted that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/documents, there would still be an option available with the shareholder to file the return of income and claim an appropriate refund, if eligible. Further, it may kindly be noted that no claim shall lie against the Bank for such taxes deducted.

All communications/queries in this respect should be sent to email address at einward.ris@kfintech.com.

7.	In the event of any income tax demand (including interest, penalty, etc.) arising from any misrepresentation, inaccuracy or omission of information provided/to be provided by the Shareholder(s), such Shareholder(s) will be responsible to indemnify the Bank and also, provide the Bank with all information/documents and co-operation in any proceedings.

8.	This communication shall not be treated as an advice from the Bank. Shareholders should obtain tax advice related to their tax matters from a tax professional.

9.	The Bank will be relying on the information verified from the functionality or facility available on the Income Tax website for ascertaining the income tax compliance for whom higher rate of TDS shall be applicable under Section 206AB of the Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 4, 2022	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager